Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among:

CISCO SYSTEMS, INC.,

a California corporation;

WONDER ACQUISITION CORP.,

a Delaware corporation; and

WEBEX COMMUNICATIONS, INC.,

a Delaware corporation

Dated as of March 15, 2007

		Page(s)
SECTION 1	THE OFFER	1

1.1	Tender Offer	1

1.2	Actions of Parent and Acquisition Sub	3

1.3	Actions of the Company	4

1.4	Board of Directors	4

1.5	Actions by Directors	5

SECTION 2	THE MERGER; EFFECTIVE TIME	6

2.1	Merger of Acquisition Sub into the Company	6

2.2	Effect of the Merger	6

2.3	Effective Time	6

2.4	Certificate of Incorporation and Bylaws; Directors	6

2.5	Conversion of Company Shares	6

2.6	Closing of the Company’s Transfer Books	7

2.7	Payment for Company Shares	7

2.8	Appraisal Rights.	9

2.9	Tax Consequences	9

2.10	Withholding Rights	9

2.11	Further Action	9

SECTION 3	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	10

3.1	Organization, Standing and Corporate Power	10

3.2	Subsidiaries	10

3.3	Capital Structure	11

3.4	Authority; Noncontravention	13

3.5	SEC Documents	15

3.6	Information Supplied	18

3.7	No Material Adverse Effect; Absence of Certain Changes or Events	18

3.8	Litigation	19

3.9	Contracts	20

3.10	Permits; Compliance with Laws	23

-i-

(continued)

		Page(s)
3.11	Absence of Changes in Benefit Plans; Employment Agreements; Labor Relations	24

3.12	Environmental Matters	24

3.13	ERISA Compliance	25

3.14	Taxes	27

3.15	Real Property	31

3.16	Intellectual Property	32

3.17	Insurance	35

3.18	State Takeover Statutes; Company Certificate	35

3.19	Brokers; Schedule of Fees and Expenses	35

3.20	Opinion of Financial Advisor	35

3.21	Privacy	36

3.22	Export Control Laws	36

SECTION 4	REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB	37

4.1	Due Organization; Subsidiaries; Etc.	37

4.2	Legal Proceedings.	37

4.3	Authority; Binding Nature of Agreement.	37

4.4	Non-Contravention; Consents.	38

4.5	Not an Interested Stockholder	38

4.6	Financing	38

4.7	Ownership of Company Shares	38

4.8	Offer Documents	38

SECTION 5	COVENANTS	39

5.1	Interim Operations of the Company	39

5.2	No Solicitation	42

5.3	Meeting of the Company’s Stockholders	45

5.4	Filings; Other Action	46

5.5	Access	47

5.6	Notification of Certain Matters	48

5.7	Publicity	48

-ii-

(continued)

		Page(s)
5.8	Stock Options; Employee Stock Purchase Plan	48

5.9	Other Employee Benefits	49

5.10	Indemnification; Directors’ and Officers’ Insurance	50

5.11	State Takeover Statutes	52

SECTION 6	CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER	52

6.1	Stockholder Approval	52

6.2	No Injunctions; Laws	52

6.3	Applicable Antitrust Laws	53

6.4	Closing of Offer	53

SECTION 7	TERMINATION	53

7.1	Termination	53

7.2	Effect of Termination	55

7.3	Termination Fee	55

SECTION 8	MISCELLANEOUS PROVISIONS	55

8.1	Amendment	55

8.2	Waiver	55

8.3	No Survival of Representations and Warranties	56

8.4	Entire Agreement; Counterparts	56

8.5	Applicable Law; Jurisdiction	56

8.6	Attorneys’ Fees	56

8.7	Payment of Expenses	56

8.8	Assignability	56

8.9	Notices	56

8.10	Severability	57

8.11	Obligation of Parent	58

8.12	Construction	58

-iii-

Defined Terms Index

Defined Term	Section
Acquisition Sub	Preamble
Adverse Recommendation Change	5.2(d)
Affiliate	Exhibit A
Agreement	Preamble, Exhibit A
Appraisal Shares	2.8(c)
Baseline Financials	3.5(a)
Benefit Agreement	Exhibit A
Benefit Plan	Exhibit A
Certificate of Merger	2.3
Code	Exhibit A
Commonly Controlled Entity	Exhibit A
Company	Preamble
Company Acquisition	7.3
Company Affiliated Group	3.14(o)
Company Balance Sheet	Exhibit A
Company Balance Sheet Date	Exhibit A
Company Board	1.3(a)
Company Board Recommendation	Exhibit A
Company Bylaws	3.1(c)
Company Certificate	3.1(c)
Company Letter	3

Company Options	3.3(a)
Company Personnel	3.7(b)(iii)
Company Preferred Stock	3.3(a)
Company RSUs	3.3(a)
Company SARs	3.3(a)
Company Shares	Exhibit A
Company Stock Certificate	2.6
Company Stock Plans	3.3(a)
Confidentiality Agreement	1.3(c)
Continuing Director	Exhibit A
Contract	3.4(b)
delivered	Exhibit A
DGCL	2.1
Divestiture	Exhibit A
Effective Time	2.3
End Date	7.1(c)
Entity	Exhibit A
Environmental Claims	Exhibit A
Environmental Law	Exhibit A
ERISA	3.13(a)
Evaluation Material	5.5
Exchange Act	Exhibit A
Filed SEC Document	3.5(a)

GAAP	3.5(a)
Governmental Entity	3.4(b)
Grant Date	3.3(c)
Hazardous Materials	Exhibit A
HSR Act	Exhibit A
indebtedness	3.3(d)
Indemnified Party	5.10(f)
Information Statement	3.4(b)
Initial Expiration Date	1.1(d)
Intellectual Property	Exhibit A
IRS	3.13(b)
Judgment	3.4(b)
Knowledge	Exhibit A
Law	3.4(b)
Leased Real Property	3.15(b)
Liens	3.2
made available	Exhibit A
Major Customer	3.9(a)(xiv)
Major Customer Contract	3.9(a)(xiv)
Major Supplier	3.9(a)(xv)
Major Supplier Contract	3.9(a)(xv)
Material Adverse Effect	Exhibit A
Material Contracts	3.9(a)(xviii)

Merger	2.1
Merger Consideration	2.5(c)
Minimum Condition	Annex 1
Non-Affiliate Plan Fiduciary	3.13(h)
Offer	1.1(a)
Offer Conditions	1.1(b)
Offer Documents	1.2(a)
Open Source Materials	Exhibit A
Option Exchange Ratio	Exhibit A
Owned Real Property	3.15(b)
Parent	Preamble
Parent Common Stock	5.8(a)(i)
Paying Agent	2.7(a)
Pension Plan	3.13(a)
Permits	3.10
Permitted Liens	3.9(a)(v)
Person	Exhibit A
Primary Company Executives	3.14(g)
Proxy Statement	3.4(b)
Purchase Plan	3.3(a)
Release	Exhibit A
Representatives	Exhibit A
Schedule 14D-9	1.3(a)

Schedule TO	1.2(a)
SEC	Exhibit A
SEC Documents	3.5(a)
Securities Act	3.5(a)
Software	Exhibit A
SOX	3.5(b)
Specified Capitalization Representations	Exhibit A
Stockholder Approval	3.4(a)
Stockholders Meeting	5.3(a)
Subsequent Offering Period	1.1(e)
Subsidiary	Exhibit A
Superior Proposal	5.2(c)
Surviving Corporation	2.1
Takeover Proposal	5.2(b)
Takeover Proposal	7.3
tax return	3.14
taxes	3.14
taxing authority	3.14
Terminable Benefit Plans	5.9(f)
Termination Fee	7.3
Top-Up Option	1.1(f)
Top-Up Shares	1.1(f)
Welfare Plan	3.13(d)

AGREEMENT AND PLAN

OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of March 15, 2007, by and among: Cisco Systems, Inc., a California corporation (“Parent”); Wonder Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”); and WebEx Communications, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITAL

The respective Boards of Directors of Parent, Acquisition Sub and the Company have approved the acquisition by Parent of the Company upon the terms and subject to the conditions set forth in this Agreement.

Concurrently with the execution and delivery of this Agreement, a stockholder of the Company is executing and delivering to Parent a voting and tender agreement.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. THE OFFER

1.1 Tender Offer.

(a) Unless this Agreement shall have previously been terminated in accordance with Section 7, as promptly as practicable, but in any event within ten business days after the date of this Agreement, Acquisition Sub shall, and Parent shall cause Acquisition Sub to, commence (within the meaning of Rule 14d-2 under the Exchange Act) a tender offer (the “Offer”) for all of the outstanding Company Shares, at a price of $57.00 per share, net to the seller in cash, without interest.

(b) As promptly as practicable on the later of (i) the earliest date as of which Acquisition Sub is permitted under applicable Law to accept for payment and pay for Company Shares tendered pursuant to the Offer, and (ii) the earliest date as of which each of the conditions set forth in Annex I (the “Offer Conditions”) shall have been satisfied or waived, Acquisition Sub shall accept for payment, purchase and pay for all Company Shares tendered pursuant to the Offer (and not validly withdrawn). The obligation of Acquisition Sub to accept for payment, purchase and pay for Company Shares tendered pursuant to the Offer shall be subject only to the satisfaction or waiver, by Parent and Acquisition Sub, of each of the Offer Conditions (and shall not be subject to any other conditions).

(c) Notwithstanding anything to the contrary contained in this Agreement, neither Parent nor Acquisition Sub shall (without the prior written consent of the Company): (i) change or waive the Minimum Condition (as defined in Annex I); (ii) reduce the number of

Company Shares subject to the Offer; (iii) reduce the price per share to be paid pursuant to the Offer; (iv) extend or otherwise change the expiration date of the Offer (except to the extent required or permitted pursuant to Section 1.1(d)); (v) change the form of consideration payable in the Offer; or (vi) amend, modify or add to the Offer Conditions, or amend, modify or supplement any of the other terms of the Offer in any manner adversely affecting any of the holders of Company Shares.

(d) Unless extended as provided in this Agreement, the Offer shall expire on the date (the “Initial Expiration Date”) that is 20 business days after the commencement of the Offer (determined pursuant to Rule 14d-1(g)(3) under the Exchange Act). If any of the Offer Conditions has not been satisfied or waived by the Initial Expiration Date and this Agreement shall not have previously been terminated in accordance with Section 7, then Acquisition Sub shall, and Parent shall cause Acquisition Sub to, extend (and re-extend) the Offer and its expiration date beyond the Initial Expiration Date for one or more consecutive increments of not more than 10 business days each; provided, Acquisition Sub shall not be required to extend the Offer beyond the End Date. The Offer may not be terminated prior to its expiration date (as such expiration date may be extended and re-extended in accordance with this Agreement), except in accordance with Section 7.

(e) Acquisition Sub and Parent may make available a “subsequent offering period” in accordance with Rule 14d–11 under the Exchange Act. For the sake of clarity and unless the context otherwise clearly requires, the term “Offer” as used in this Agreement shall not include any “subsequent offering period” made available by Parent and Acquisition Sub in accordance with Rule 14d–11 under the Exchange Act.

(f) The Company hereby grants to Acquisition Sub an option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in this Section 1.1(f), to purchase at a price per share equal to the price paid to any holder of Company Shares in the Offer, up to that number of newly issued Company Shares (the “Top-Up Shares”) equal to the lowest number of Company Shares that, when added to the number of Company Shares directly or indirectly owned by Parent at the time of exercise of the Top-Up Option shall constitute one share more than 90% of the Company Shares outstanding immediately after the issuance of the Top-Up Shares; provided, however, that the Top-Up Option shall not be exercisable for a number of Company Shares in excess of the number of Company Shares authorized and unissued at the time of exercise of the Top-Up Option. The Top-Up Option shall be exercisable only once at any time prior to the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, and only at such time as Parent and Acquisition Sub, directly or indirectly, own at least 80% of the outstanding Company Shares (determined on a fully diluted basis but disregarding any unvested stock options and other unvested rights to acquire Company Shares that will not have vested at any time prior to the End Date (assuming that all applicable vesting conditions are satisfied and after giving effect to any acceleration of vesting that may occur as a result of the Offer)). The obligation of the Company to issue and deliver the Top-Up Shares upon the exercise of the Top-Up Option is subject to the condition that no legal restraint that has the effect of preventing the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Shares in respect of such exercise shall be in effect. The parties shall cooperate to ensure that the issuance and delivery of the Top-Up Shares comply with all applicable Laws, including compliance with an applicable exemption from registration of the Top-Up Shares under the Securities Act. In the event Acquisition Sub wishes to exercise the Top-Up Option, Acquisition Sub shall give the Company two business days’ prior written notice, specifying (i) the number of Company Shares directly or indirectly owned by Parent at the time of such notice, (ii) the number of Company Shares that Acquisition Sub intends to purchase pursuant to the Top-Up Option and (iii) a place and a time for the closing of such purchase. The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Acquisition Sub specifying, based on the information provided by Acquisition Sub in its notice, the number of Top-Up Shares. At the closing of the purchase of Top-Up Shares, the purchase price owed by Acquisition Sub to the Company therefor shall be paid to the Company in cash, by wire transfer or cashier’s check, against delivery to Acquisition Sub of a stock certificate in its name (or the name of its nominee) for the Top-Up Shares.

1.2 Actions of Parent and Acquisition Sub.

(a) As promptly as practicable, but in any event within ten business days after the date of this Agreement, Parent and Acquisition Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (such Tender Offer Statement, as it may be amended from time to time, being referred to herein as the “Schedule TO”), which shall contain an offer to purchase and a related letter of transmittal and other documents relating to the Offer (the Schedule TO and such offer to purchase, letter of transmittal and other documents, together with any supplements or amendments thereto, being referred to collectively as the “Offer Documents”). Prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Acquisition Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response (including the proposed final version thereof), and Parent and Acquisition Sub shall give reasonable and good faith consideration to any comments made by Company or its counsel.

(b) Each of Parent, Acquisition Sub and the Company shall (to the extent required by applicable federal securities Laws): (i) promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect; and (ii) take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Company Shares. Parent and Acquisition Sub shall promptly provide the Company and its counsel with a copy of any written comments and a written summary of any oral comments received by Parent or Acquisition Sub, or by counsel for Parent or Acquisition Sub, from the SEC or its staff with respect to the Offer Documents.

(c) Parent shall provide or cause to be provided to Acquisition Sub all of the funds necessary to purchase any Company Shares that Acquisition Sub becomes obligated to purchase pursuant to the Offer. Prior to the closing of the Offer, Parent (after consultation with and reasonable approval of the Company) shall select a reputable bank or trust company to act as paying agent for the Offer.

1.3 Actions of the Company.

(a) On the date of the commencement of the Offer, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Solicitation/Recommendation Statement, as it may be amended from time to time, being referred to herein as the “Schedule 14D-9”) and shall disseminate the Schedule 14D-9 to the extent required by Rule 14d-9 under the Exchange Act. Subject to Section 5.2(d), the Schedule 14D-9 shall contain a recommendation by the Company’s Board of Directors (the “Company Board”) that the Company’s stockholders accept the Offer, tender their Company Shares pursuant to the Offer and, if required by applicable Law, adopt this Agreement. Prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or mailing thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent a reasonable opportunity to review and comment on such Schedule 14D-9 or response (including the proposed final version thereof), and the Company shall give reasonable and good faith consideration to any comments made by Parent. The Company shall cooperate with Parent in mailing or otherwise disseminating the Schedule 14D-9 with the appropriate Offer Documents to the Company’s stockholders.

(b) Each of the Company, Parent and Acquisition Sub shall (to the extent required by applicable federal securities Laws): (i) promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect; and (ii) take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the holders of Company Shares. The Company shall promptly provide Parent and Acquisition Sub and their counsel with a copy of any written comments and a written summary of any oral comments received by the Company or its counsel from the SEC or its staff with respect to the Schedule 14D-9.

(c) In connection with the Offer, the Company shall cause its transfer agent to furnish to Acquisition Sub a list, as of a recent date, of the record holders of Company Shares and their addresses, as well as mailing labels containing such names and addresses. The Company will furnish Acquisition Sub with such additional information (including any security position listings in the Company’s possession) and assistance as Acquisition Sub may reasonably request for purposes of communicating the Offer to the record and beneficial holders of Company Shares. All information furnished in accordance with this Section 1.3(c) shall be held in confidence by Parent and Acquisition Sub in accordance with the requirements of the confidentiality agreement, dated March 4, 2007, between Parent and the Company (the “Confidentiality Agreement”), and shall be used by Parent and Acquisition Sub only in connection with the Offer and the Merger.

1.4 Board of Directors.

(a) If requested by Parent, following the purchase by Acquisition Sub pursuant to the Offer of a number of Company Shares equal to or greater than the Minimum Condition, the Company will, subject to compliance with applicable Laws, use reasonable efforts to take all actions necessary to cause persons designated by Parent to become directors of the

Company so that the total number of such persons equals that number of directors, rounded up to the next whole number, which represents the product of (x) the total number of directors on the Company Board multiplied by (y) the percentage that the number of Company Shares so purchased by Acquisition Sub pursuant to the Offer bears to the total number of Company Shares outstanding at the time Acquisition Sub purchases Company Shares pursuant to the Offer; provided, however, that in no event shall Parent be entitled to designate a majority of the Company Board unless it is the beneficial owner of Company Shares entitling it to exercise at least a majority of the voting power of the outstanding Company Shares. The Company will use its reasonable efforts to secure the resignation of directors, and, in the event such resignations are not secured, the Company shall increase the size of the Company Board, in each case to the extent necessary to permit Parent’s designees to be elected to the Company Board in accordance with this Section 1.4(a); provided, however, that prior to the Effective Time, the Company Board shall always have at least three Continuing Directors.

(b) In connection with the election or appointment of Parent’s designees under Section 1.4(a), the Company shall take all actions required to be taken by the Company pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder and shall include in the Schedule 14D-9 (or in a separate statement) the information required to be provided by the Company pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. Parent shall supply to the Company in writing, and shall be solely responsible for, all information required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder with respect to Parent and Acquisition Sub and their respective officers, directors and Affiliates and with respect to the persons designated by Parent to serve as directors of the Company.

1.5 Actions by Directors. Following the election or appointment of Parent’s designees pursuant to Section 1.4(a), and until the Effective Time, the approval of a majority of the Continuing Directors shall be required to authorize (i) any amendment to or termination of this Agreement by the Company, (ii) any amendment to the Company’s certificate of incorporation or bylaws, (iii) any extension of time for the performance of any of the obligations or other acts of Parent or Acquisition Sub, (iv) any waiver of compliance with any covenant of Parent or Acquisition Sub or any condition to any obligation of the Company or any waiver or exercise of any right of the Company under this Agreement, and (v) any Adverse Recommendation Change with respect to the Merger. The authorization of any such matter by a majority of the Continuing Directors shall constitute the authorization of such matter by the Company Board, and no other action on the part of the Company or any other director of the Company shall be required to authorize such matter.

SECTION 2. THE MERGER; EFFECTIVE TIME

2.1 Merger of Acquisition Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time (as defined in Section 2.3), Acquisition Sub shall be merged with and into the Company (the merger of Acquisition Sub into the Company being referred to herein as the “Merger”), and the separate existence of Acquisition Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

2.3 Effective Time. As soon as practicable after the satisfaction or waiver of the conditions set forth in Section 6, the parties hereto shall cause a properly executed certificate of merger (or, if appropriate, a certificate of ownership and merger) conforming to the requirements of the DGCL (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware. The Merger shall take effect at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware (the “Effective Time”). At 10:00 a.m. (California time) on the date on which the Certificate of Merger is to be so filed, a closing shall be held at the offices of Fenwick & West LLP, 801 California Street, Mountain View, California 94041 (or such other place or time as Parent and the Company may jointly designate) for the purpose of confirming the satisfaction or waiver of each of the conditions set forth in Section 6.

2.4 Certificate of Incorporation and Bylaws; Directors. Unless otherwise jointly determined by Parent and the Company prior to the Effective Time:

(a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B;

(b) subject to Section 5.10(a), the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Acquisition Sub as in effect immediately prior to the Effective Time; and

(c) the directors of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors of Acquisition Sub immediately prior to the Effective Time.

2.5 Conversion of Company Shares. Subject to Section 2.8, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Acquisition Sub, the Company or any stockholder of the Company:

(a) any Company Shares then held by the Company (or held in the Company’s treasury) shall cease to exist, and no consideration shall be delivered in exchange therefor;

(b) any Company Shares then held by Parent, Acquisition Sub or any other subsidiary of Parent shall cease to exist, and no consideration shall be delivered in exchange therefor;

(c) except as provided in clauses “(a)” and “(b)” above, each Company Share then outstanding (excluding any Appraisal Shares, as defined in Section 2.8(c)) shall be converted into the right to receive $57.00 in cash, without interest, or such greater cash amount as may have been paid to any holder of Company Shares pursuant to the Offer (the “Merger Consideration”); and

(d) each share of Common Stock, par value $0.001 per share, of Acquisition Sub then outstanding shall be converted into one share of the common stock of the Surviving Corporation.

2.6 Closing of the Company’s Transfer Books. At the Effective Time: (a) all Company Shares outstanding immediately prior to the Effective Time shall cease to exist as provided in Section 2.5 and all holders of certificates representing Company Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all Company Shares outstanding immediately prior to the Effective Time. No further transfer of any such Company Shares shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any of such Company Shares (a “Company Stock Certificate”) is presented to the Paying Agent (as defined in Section 2.7) or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 2.7.

2.7 Payment for Company Shares.

(a) Prior to the Effective Time, Parent (after consultation with and reasonable approval of the Company) shall select a reputable bank or trust company to act as paying agent for the Merger (the “Paying Agent”). Promptly after the Effective Time, Parent shall cause to be made available to the Paying Agent cash amounts sufficient to enable the Paying Agent to make payments pursuant to Section 2.5 to holders of Company Shares outstanding immediately prior to the Effective Time.

(b) Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each person who was, immediately prior to the Effective Time, a holder of record of Company Shares a form of letter of transmittal (mutually agreed to by Parent and the Company) and instructions for use in effecting the surrender of Company Stock Certificates in exchange for payment therefor. Parent shall ensure that, upon surrender to the Paying Agent of a Company Stock Certificate, together with a properly executed letter of transmittal, the holder of such Company Stock Certificate (or, under the circumstances described in Section 2.7(e), the transferring of the Company Shares represented by such Company Stock Certificate) shall promptly receive in exchange therefor the amount of cash to which such Person is entitled pursuant to this Agreement.

(c) On or after the nine month anniversary of the Effective Time, the Surviving Corporation shall be entitled to cause the Paying Agent to deliver to the Surviving Corporation any funds made available to the Paying Agent which have not been disbursed to holders of Company Stock Certificates, and thereafter such holders shall be entitled to look to Parent and the Surviving Corporation with respect to the cash amounts payable upon surrender of their Company Stock Certificates. Neither the Paying Agent nor the Surviving Corporation shall be liable to any holder of a Company Stock Certificate for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(d) If any Company Stock Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed (and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Company Stock Certificate), Parent shall cause the Paying Agent to pay in exchange for such lost, stolen or destroyed Company Stock Certificate the cash amount payable in respect thereof pursuant to this Agreement.

(e) In the event of a transfer of ownership of Company Shares which is not registered in the transfer records of the Company, payment may be made with respect to such Company Shares to a transferee of such Company Shares if the Company Stock Certificate representing such Company Shares is presented to the Paying Agent, accompanied by all documents reasonably required by the Paying Agent to evidence and effect such transfer and to evidence that any applicable stock transfer taxes relating to such transfer have been paid.

(f) The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of cash for Company Shares.

(g) If any Company Shares outstanding immediately prior to the Effective Time are unvested or a subject to a repurchase option, risk of forfeiture or other condition under any restricted stock purchase or similar agreement with the Company, then the amounts payable with respect to such Company Shares pursuant to the Merger shall be withheld by Parent and shall be paid promptly following the date that such shares would have otherwise vested pursuant to such original vesting schedule or conditions.

2.8 Appraisal Rights.

(a) Notwithstanding anything to the contrary contained in this Agreement, any Company Shares that constitute Appraisal Shares (as defined in Section 2.8(c)) shall not be converted into or represent the right to receive Merger Consideration in accordance with Section 2.5, and each holder of Appraisal Shares shall be entitled only to such rights with respect to such Appraisal Shares as may be granted to such holder in Section 262 of the DGCL. From and after the Effective Time, a holder of Appraisal Shares shall not have and shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Surviving Corporation. If any holder of Appraisal Shares shall fail to perfect or shall otherwise lose such holder’s right of appraisal under Section 262 of the DGCL, then such Appraisal Shares shall automatically be converted into and shall represent only the right to receive (upon the surrender of the certificate or certificates representing such Appraisal Shares) Merger Consideration in accordance with Section 2.5.

(b) The Company (i) shall give Parent written notice of any demand by any stockholder of the Company for appraisal of such stockholder’s Company Shares pursuant to the DGCL, and (ii) shall give Parent the right to direct all negotiations and proceedings with respect to any such demand.

(c) For purposes of this Agreement, “Appraisal Shares” shall refer to any Company Shares outstanding immediately prior to the Effective Time that are held by stockholders who are entitled to demand and who properly demand appraisal of such Company Shares pursuant to, and who comply with the applicable provisions of, Section 262 of the DGCL.

2.9 Tax Consequences. The parties intend the Offer and Merger to constitute a taxable sale of the Company Shares by the Company stockholders. Parent makes no representations or warranties to the Company or to any holder of Company Shares or other Company securities regarding the tax treatment of the Merger, or any of the tax consequences to the Company or any holder of Company Shares or other Company securities of this Agreement, the Offer, the Merger or any of the other transactions or agreements contemplated hereby.

2.10 Withholding Rights. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the cash otherwise deliverable under this Agreement, and from any other payments otherwise required pursuant to this Agreement, to any holder of Company Shares or other Company securities such amounts in cash or, if applicable, shares, as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of state, local, provincial or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such holders in respect of which such deduction and withholding was made.

2.11 Further Action. If, at any time after the Effective Time, any further action is reasonably necessary to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, rights and powers of the Company and Acquisition Sub, the directors and officers of the Surviving Corporation shall take such lawful and necessary action on behalf of the Company and Acquisition Sub.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the letter delivered by the Company to Parent in connection with this Agreement (the “Company Letter”), the Company represents and warrants to Parent and Acquisition Sub as follows:

3.1 Organization, Standing and Corporate Power. Each of the Company and its subsidiaries:

(a) is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization (except, in the case of good standing, for entities organized under the Laws of any jurisdiction that does not recognize such concept),

(b) has all requisite corporate, company, partnership or other organizational power and authority to carry on its business as now being conducted and

(c) is duly qualified or licensed to do business and is in good standing in each jurisdiction (except, in the case of good standing, any jurisdiction that does not recognize such concept) in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so organized, existing, qualified or licensed or in good standing (except, in the case of clause (a) above, with respect to the Company), individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect on the Company.

The Company has made available to Parent complete and correct copies of the Company’s amended and restated certificate of incorporation (the “Company Certificate”) and the Amended and Restated Bylaws of the Company (the “Company Bylaws”) and the certificate of incorporation and bylaws (or similar organizational documents) of each of its subsidiaries, in each case as amended to the date of this Agreement. The Company has made available to Parent complete and correct copies of the minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the stockholders, the Company Board and each committee of the Company Board and each of its subsidiaries held since January 1, 2004. The Company (i) has made available to Parent complete and correct copies of all resolutions of the Company Board, and each committee thereof, in respect of this Agreement and the transactions contemplated hereby adopted on or prior to the date of this Agreement, and (ii) will make available to Parent complete and correct copies of all such resolutions adopted after the date hereof.

3.2 Subsidiaries. Section 3.2 of the Company Letter sets forth a complete and correct list of each Subsidiary of the Company. All the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary are owned by the Company, by one or more wholly owned subsidiaries of the Company or by the Company and one or more wholly owned subsidiaries of the Company, free and clear of all pledges, claims, liens, charges, options, security interests or other encumbrances of any kind or nature whatsoever (collectively, “Liens”), except for transfer restrictions imposed by applicable securities Laws, and are duly authorized, validly issued, fully paid and nonassessable. Except for the capital stock of, or other equity or voting interests in, its subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any person.

3.3 Capital Structure.

(a) The authorized capital stock of the Company consists of 250,000,000 Company Shares and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”). At the close of business on March 12, 2007, (i) 50,026,061 Company Shares (excluding treasury shares) were issued and outstanding, (ii) no Company Shares were held by the Company as treasury shares, (iii) 5,681,294 Company Shares were subject to outstanding options to acquire Company Shares pursuant to the Activetouch, Inc. Amended and Restated 1998 Stock Plan and the Company 2000 Stock Incentive Plan (the “Company Stock Plans”) (such options, together with any other stock options granted after March 12, 2007, under the Company Stock Plans pursuant to the terms of this Agreement or as disclosed in the Company Letter, the “Company Options”), (iv) 607,919 Company Shares were subject to outstanding stock appreciation rights under the Company Stock Plans (such stock appreciation rights, together with any other stock appreciation rights granted after March 12, 2007, under the Company Stock Plans pursuant to the terms of this Agreement or as disclosed in the Company Letter, the “Company SARs”), (v) 644,974 Company Shares were subject to outstanding restricted stock units under the Company Stock Plans (such restricted stock units, together with any other restricted stock units granted after March 12, 2007, under the Company Stock Plans pursuant to the terms of this Agreement or as disclosed in the Company Letter, the “Company RSUs”) and (vi) 731,445 Company Shares were reserved and available for issuance pursuant to the Company 2000 Employee Stock Purchase Plan (the “Purchase Plan”). Other than the Company Stock Plans and the Purchase Plan, there is no plan or other Contract providing for the grant of options exercisable for or into Company Shares by the Company or any of its subsidiaries. No shares of Company Preferred Stock are issued or outstanding. No Company Shares are owned by any Subsidiary of the Company. The Company has delivered to Parent (1) a complete and correct list, as of the close of business on February 14, 2007, of all outstanding Company Options and Company SARs, the number of shares subject to each such Company Stock Option and Company SAR, the grant date, exercise price per share, vesting schedule and expiration date of each such Company Stock Option and Company SAR and the name of the holder thereof and whether or not each such Company Stock Option is intended to qualify as an “incentive stock option” under Section 422 of the Code, (2) a complete and correct list, as of the close of business on February 28, 2007, of all Company RSUs, the number of shares subject to each such Company RSU, the grant date, vesting schedule and expiration date of each such Company RSU and the name of the holder of each such Company RSU and (3) the forms of Company Stock Option, Company SAR and Company RSU grant agreements pursuant to which any such awards were granted. As of the date of this Agreement, other than the Company Options, Company SARs, Company RSUs and rights under the Purchase Plan, there are no outstanding rights of any person to receive Company Shares under the Company Stock

Plans, the Purchase Plan or otherwise, on a deferred basis or otherwise. As of the last day of the most recent payroll period ending prior to the date of this Agreement, the aggregate amount credited to the accounts of participants in the Purchase Plan was $2,948,628 and the aggregate amount credited to such accounts for such payroll period was $329,832.

(b) Except as set forth in Section 3.2(a), as of the close of business on March 12, 2007, no shares of capital stock of, or other equity or voting interests in, the Company, or securities convertible into, or exchangeable or exercisable for, or options, warrants, shares of deferred stock, restricted stock awards, stock appreciation rights, phantom stock awards or other rights to acquire any such stock or interests, or other similar rights that are linked to the value of the Company Shares or the value of the Company or any part thereof, were issued, reserved for issuance or outstanding. Since March 12, 2007 until the date of this Agreement, (i) there have been no issuances by the Company of shares of capital stock of, or other equity or voting interests in, the Company, other than issuances of Company Shares pursuant to the exercise of Company Options, Company SARs, Company RSUs or rights under the Purchase Plan, in each case outstanding as of the date of this Agreement, and only if and to the extent required by their terms as in effect on such date and (ii) there have been no issuances by the Company of securities convertible into, or exchangeable or exercisable for, or options, warrants, shares of deferred stock, restricted stock awards, stock appreciation rights, phantom stock awards or other rights to acquire, any such stock or interests, or other similar rights that are linked to the value of Company Shares or the value of the Company or any part thereof, other than rights under the Purchase Plan.

(c) All outstanding Company Shares are, and all shares of Company Shares that may be issued pursuant to the Company Stock Plans and the Purchase Plan will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no (i) bonds, debentures, notes or other indebtedness of the Company or any of its subsidiaries or (ii) except as set forth in this Section 3.2, securities or other instruments or obligations of the Company or any of its subsidiaries, in each case, which has or which by its terms may have at any time (whether actual or contingent) the right to vote (or which is convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or any of its subsidiaries may vote. Except as set forth in this Section 3.2, there are no securities, options, warrants, calls, rights or Contracts of any kind to which the Company or any of its subsidiaries is a party, or by which the Company or any of its subsidiaries is bound, obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or Contract. With respect to the Company Options, (1) each Company Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (2) each grant of a Company Stock Option was duly authorized no later than the date on which the grant of such Company Stock Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (3) each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws and regulatory rules or requirements, including the rules of The NASDAQ Stock Market LLC and any other exchange on which Company securities are traded, (4) the per share exercise price of each Company Stock Option was greater than or equal to the fair market value of a share of Company Shares on the applicable Grant Date and (5) each such grant was properly accounted for in all material respects in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company’s SEC Documents in accordance with the Exchange Act and all other applicable Laws. Except pursuant to the exercise or tax withholding provisions of the agreements under which Company Options, Company SARs and Company RSUs were granted, there are no outstanding contractual or other obligations of the Company or any of its subsidiaries to (I) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, the Company or any of its subsidiaries or (II) vote or dispose of any shares of capital stock of, or other equity or voting interests in, the Company or any of its subsidiaries. The Company is not a party to any voting agreements with respect to any shares of capital stock of, or other equity or voting interests in, the Company or any of its subsidiaries and, to the knowledge of the Company, as of the date of this Agreement there are no irrevocable proxies and no voting agreements with respect to any shares of capital stock of, or other equity or voting interests in, the Company or any of its subsidiaries.

(d) Neither the Company nor any of its subsidiaries has any (i) indebtedness for borrowed money, (ii) indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security, (iii) accounts payable to trade creditors and accrued expenses not arising in the ordinary course of business, (iv) amounts owing as deferred purchase price for the purchase of any property or (v) guarantees with respect to any indebtedness or obligation of a type described in clauses (i) through (iv) above of any other person (other than, in the case of clauses (i), (ii) and (iv), accounts payable to trade creditors and accrued expenses arising in the ordinary course of business) (collectively, “indebtedness”, which term shall exclude any indebtedness of the Company or any wholly owned Subsidiary to any wholly owned Subsidiary or of any wholly owned Subsidiary to the Company).

3.4 Authority; Noncontravention.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Merger if required by applicable Law, to obtaining the affirmative vote of the holders of a majority of the outstanding Company Shares in favor of adopting this Agreement (the “Stockholder Approval”), and to comply with the provisions of this Agreement. The execution and delivery of this Agreement by the Company, the consummation by the Company of the Merger and the other transactions contemplated by this Agreement and the compliance by the Company with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, to comply with the terms of this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Merger if required by applicable Law, to obtaining the Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by Parent and Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be (i) limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) subject to general principles of equity, whether considered in a proceeding at Law or in equity. The Company Board, at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (1) approving and declaring advisable this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement, (2) declaring that it is in the best interests of the Company’s stockholders that the Company enter into this Agreement and consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement, (3) declaring that the terms of the Offer and the Merger are fair to the Company’s stockholders, and (4) approving the Company Board Recommendation.

(b) The execution and delivery of this Agreement, the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement and compliance by the Company with the provisions of this Agreement do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to a loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or assets of the Company or any of its subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under (including any right of a holder of a security of the Company or any of its subsidiaries to require the Company or any of its subsidiaries to acquire such security), any provision of (I) the Company Certificate or the Company Bylaws or the certificate of incorporation or bylaws (or similar organizational documents) of any of its subsidiaries, (II) any loan or credit agreement, bond, debenture, note, mortgage, indenture, guarantee, lease or other contract, commitment, agreement, instrument, legally binding arrangement, understanding, obligation, undertaking or license, whether oral or written (each, including all amendments thereto, a “Contract”) or Permit to which the Company or any of its subsidiaries is a party or bound by or any of their respective properties or assets are bound by or subject to or (III) subject to the governmental filings and other matters referred to in the second following sentence, any (A) Federal, state or local, domestic or foreign, statute, law, code, ordinance, rule or regulation of any Governmental Entity (each, a “Law”) or (B) Federal, state or local, domestic or foreign, judgment, injunction, order, writ or decree of any Governmental Entity (each, a “Judgment”), in each case, applicable to the Company or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (II) and (III), any such conflicts, violations, breaches, defaults, rights, terminations, cancellations, accelerations, losses, Liens or entitlements that, individually or in the aggregate, have not had and are not reasonably likely to (x) result in a Material Adverse Effect or (y) result in an impairment in any material respect the ability of the Company to perform its obligations under this Agreement. No consent, approval, order or authorization of, registration, declaration or filing with, or notice to, any Federal, state or local, domestic or foreign, government or any court, administrative agency or commission or other governmental or regulatory authority or agency, domestic or foreign (a “Governmental Entity”), is required by or with respect to the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement by the Company, the consummation of the Offer, the Merger or any of the other transactions contemplated by this Agreement or the compliance by the Company with the provisions of this Agreement, except for (I) the filing of a premerger notification and report form by the Company under the HSR Act, the termination or expiration of the waiting period thereunder, and the provision of such information as may be requested by the Department of Justice or the Federal Trade Commission in connection therewith, and the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods required under any other applicable competition, merger control, antitrust or similar Law, (II) the filing with the SEC of (w) the Schedule 14D-9, (x) a proxy statement relating to the adoption of this Agreement by the Company’s stockholders, if required by applicable Law (as amended or supplemented from time to time, the “Proxy Statement”), (y) an information statement required in connection with the Offer under Rule 14f-1 under the Exchange Act (as amended or supplemented from time to time, the “Information Statement”) and (z) such reports under the Exchange Act as may be required in connection with this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement, (III) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any of its subsidiaries is qualified to do business, (IV) any filings required under the rules and regulations of The NASDAQ Stock Market LLC and (V) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices the failure of which to be obtained or made, individually or in the aggregate, have not had and are not reasonably likely to (x) result in a Material Adverse Effect or (y) result in an impairment in any material respect the ability of the Company to perform its obligations under this Agreement.

3.5 SEC Documents.

(a) The Company has made available to Parent, or the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC contains in a publicly available format, complete and correct copies of all reports, schedules, forms, statements and other documents filed with or furnished to the SEC by the Company since January 1, 2004 (together with all information incorporated therein by reference, the “SEC Documents”). Since January 1, 2004, the Company has filed with or furnished to the SEC each report, schedule, form, statement or other document or filing required by Law to be filed or furnished at or prior to the time so required. No Subsidiary of the Company is required to file or furnish any report, schedule, form, statement or other document with, or make any other filing with, or furnish any other material to, the SEC. As of their respective dates, each of the SEC Documents complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”) and the Exchange Act, in each case, applicable to such SEC Document at the time it was filed or furnished to the SEC, and none of the SEC Documents at the time it was filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any SEC Document filed or furnished and publicly available prior to the date of this Agreement (a “Filed SEC Document”) has been revised or superseded by a later filed or furnished Filed SEC Document, none of the SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has made available to Parent copies of all comment letters received by the Company from the SEC since January 1, 2004, and relating to the SEC Documents, together with all written responses of the Company thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in such comment letters received by the Company from the SEC. As of the date of this Agreement, to the knowledge of the Company, none of the SEC Documents is the subject of any ongoing review by the SEC. The financial statements (including the related notes) of the Company included in the SEC Documents complied, at the time the respective statements were filed, as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been or will be prepared in accordance with generally accepted accounting principles in effect from time to time in the United States of America (“GAAP”) (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in accordance with GAAP in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments). Except (i) as set forth or fully reserved against in the most recent audited financial statements (including the notes thereto) included in the Filed SEC Documents (the “Baseline Financials”), (ii) for liabilities incurred after the date of the Baseline Financials but prior to the date of this Agreement in the ordinary course of business consistent (including in type and amount) with past practice and (iii) for liabilities incurred on or after the date of this Agreement that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect, the Company and its subsidiaries have no material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise).

(b) The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (collectively, “SOX”) applicable to it. To the knowledge of the Company, there have been no violations of provisions of the Company’s code of ethics.

(c) The principal executive officer of the Company and the principal financial officer of the Company each has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX, as applicable, with respect to the SEC Documents, and the statements contained in such certifications were true and accurate as of the date they were made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither the Company nor any of its subsidiaries has outstanding, or has since the adoption of SOX arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(d) Neither the Company nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose or intended or known result or effect of such joint venture, partnership or Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its subsidiaries in the Company’s or any of its subsidiaries published financial statements or other SEC Documents.

(e) The Company’s “internal control over financial reporting” (as defined in Rule 13a-15(f) under the Exchange Act and 15d-15(f) of the Exchange Act) is sufficient to provide reasonable assurance (A) regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (B) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (C) that receipts and expenditures of the Company are made only in accordance with the authorizations of management and directors of the Company, and (D) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

(f) The Company’s “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act and Rule 15d-15(e) of the Exchange Act) are designed to ensure that (A) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (B) all such information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(g) Since January 1, 2004, neither the Company nor any of its Subsidiaries nor, to Company’s knowledge, any director, officer, employee, auditor or accountant of the Company or any of its Subsidiaries has received written notice of any material complaint, allegation, or claim regarding improper, wrongful or fraudulent accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls or any material inaccuracy in the Company’s financial statements that was investigated by the Company Board or a committee thereof or reported to the Company’s independent public accountants. Since January 1, 2004 no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported to the Company Board or any committee thereof evidence of a material violation of securities laws, breach of fiduciary duty or a material violation of applicable Law by the Company or any of its officers, directors, employees or agents, acting in the course of performance of their duties on behalf of the Company, that would, or would be reasonably likely to, result in a material liability to the Company and its Subsidiaries, taken as a whole.

3.6 Information Supplied. None of the information included or incorporated by reference in the Schedule 14D-9, the Information Statement or the Proxy Statement (and none of the information supplied by the Company specifically for inclusion or incorporation by reference in the Offering Documents) will, in the case of the Schedule 14D-9, the Information Statement and the Offer Documents, at the respective times the Schedule 14D-9, the Information Statement and the Offer Documents are filed with the SEC or first published, sent or given to the Company’s stockholders or, in the case of the Proxy Statement, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference in Schedule 14D-9, the Information Statement or the Proxy Statement based on information supplied by Parent or Sub specifically for inclusion or incorporation by reference therein. The Schedule 14D-9, the Information Statement and the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

3.7 No Material Adverse Effect; Absence of Certain Changes or Events.

(a) Since December 31, 2006, there has not been any Material Adverse Effect on the Company.

(b) Since December 31, 2006 to the date of this Agreement, the Company and its subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice and there has not been:

(i) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any of its subsidiaries’ capital stock or other equity or voting interests, except for dividends by a direct or indirect wholly owned Subsidiary of the Company to its parent,

(ii) any split, combination or reclassification of any of the Company’s or any of its subsidiaries’ capital stock or other equity or voting interests or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of, or other equity or voting interests in, the Company or any of its subsidiaries,

(iii) any grant by the Company or any of its subsidiaries to, or any agreement with, any current or former director, officer, employee, contractor or consultant of the Company or any of its subsidiaries (collectively, “Company Personnel”) of any bonus opportunity, severance, or vesting acceleration, or any loan or any increase in any type of compensation or benefits, except for grants of normal bonus opportunities and normal increases of base compensation or benefits, in each case, prior to the date of this Agreement in the ordinary course of business consistent with past practice, or (2) any payment by the Company or any of its subsidiaries to any Company Personnel of any bonus, except for bonuses paid or accrued prior to the date of this Agreement in the ordinary course of business consistent with past practice,

(iv) any material change in financial or tax accounting methods, principles or practices by the Company or any of its subsidiaries, except insofar as may have been required by GAAP or applicable Law,

(v) any material tax election or change in any material tax election or any settlement or compromise of any material income tax liability,

(vi) any material write-down by the Company or any of its subsidiaries of any of the material assets of the Company or any of its subsidiaries,

(vii) any licensing or other agreement with regard to the acquisition or disposition of any material Intellectual Property or rights thereto, other than nonexclusive licenses granted in the ordinary course of the business of the Company and its subsidiaries consistent with past practice;

(viii) any damage, destruction or loss, whether or not covered by insurance, affecting the assets, properties or business of the Company or any of its Subsidiaries that is, or is reasonably likely to be, material to the business of the Company and its Subsidiaries, taken as a whole;

(ix) incurrence, creation or assumption of any material Lien (other than a Permitted Lien) or any material liability or obligation as guaranty or surety with respect to obligations of others, or

(x) commencement or settlement of any material litigation.

(c) Since December 31, 2006, each of the Company and its subsidiaries has continued all pricing, sales, receivables and payables practices in accordance with the ordinary course of business consistent with past practice.

3.8 Litigation. Section 3.8 of the Company Letter sets forth as of the date of this Agreement, a complete and correct list of each material claim, action, suit or judicial, administrative or regulatory proceeding or investigation pending or, to the knowledge of the Company, threatened by or against the Company or any of its subsidiaries (a) for money damages, (b) that seeks injunctive relief, (c) that, if resolved in a manner adverse to the Company, is reasonably likely to give rise to any legal restraint on or prohibition against or limit the Surviving Corporation’s ability to operate the business of the Company and the subsidiaries substantially as it was operated immediately prior to the date of this Agreement or (d) that, if resolved in a manner adverse to the Company, is reasonably likely to have a Material Adverse Effect on the Company. There is no Judgment of any Governmental Entity or arbitrator outstanding against, or, to the knowledge of the Company, investigation, proceeding, notice of violation, order of forfeiture or complaint by any Governmental Entity involving, the Company or any of its subsidiaries that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect. There is no claim, action, suit or judicial, administrative or regulatory proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries that, if resolved in a manner adverse to the Company, would reasonably be expected to have a Material Adverse Effect on the Company.

3.9 Contracts.

(a) Section 3.9 of the Company Letter contains a complete and correct list, as of the date of this Agreement, of:

(i) each Contract pursuant to which the Company or any of its subsidiaries has agreed not to compete with any person in any area or to engage in any activity or business, or pursuant to which any benefit or right is required to be given or lost, or any penalty or detriment is incurred, as a result of so competing or engaging;

(ii) each Contract to which the Company or any of its subsidiaries is a party providing for exclusivity or any similar requirement or pursuant to which the Company or any of its subsidiaries is restricted in any way, or which after the Effective Time could restrict Parent or any of its subsidiaries in any way, with respect to the development, manufacture, marketing or distribution of their respective products or services or otherwise with respect to the operation of their businesses, or pursuant to which any benefit or right is required to be given or lost, or any penalty or detriment is incurred, as a result of non-compliance with any such exclusive or restrictive requirements or which requires the Company or any of its subsidiaries to refrain from granting license or franchise rights to any other person;

(iii) each Contract to which the Company or any of its subsidiaries is a party with (1) any affiliate of the Company or any of its subsidiaries, (2) any Company Personnel or (3) any person known by the Company to be an affiliate of any director or officer of the Company (other than, in each case, (I) offer letters or employment agreements that are terminable at will by the Company or any of its subsidiaries both without any penalty and without any obligation of the Company or any of its subsidiaries to pay severance or other compensation or benefits (other than accrued base salary, accrued commissions, accrued bonuses, accrued vacation pay, accrued floating holidays and legally mandated benefits), (II) invention assignment and confidentiality agreements relating to the assignment of inventions to the Company or any of its subsidiaries not involving the payment of money and (III) Benefit Plans and Benefit Agreements);

(iv) each Contract under which the Company or any of its subsidiaries has incurred any indebtedness, other than such Contracts of the Company or any of its subsidiaries pursuant to which the aggregate principal amount of indebtedness incurred for any such Contract is less than $500,000;

(v) each Contract to which the Company or any of its subsidiaries is a party creating or granting a Lien (including Liens upon properties or assets acquired under conditional sales, capital leases or other title retention or security devices), other than (1) Liens for taxes not yet due and payable, that are payable without penalty or that are being contested in good faith and for which adequate reserves have been recorded, (2) Liens for assessments and other governmental charges or landlords’, carriers’, warehousemen’s, mechanics’, repairmen’s, workers’ and similar Liens incurred in the ordinary course of business, consistent with past practice, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings, (3) Liens incurred in the ordinary course of business, consistent with past practice, in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, and (4) Liens that are not reasonably likely to adversely interfere in a material way with the use of properties or assets encumbered thereby (collectively, “Permitted Liens”);

(vi) each (1) material Contract to which the Company or any of its subsidiaries is a party containing any “change in control” or similar provisions with respect to the Company or any of its subsidiaries, including provisions requiring consent or approval of, or notice to, any Governmental Entity or other person in the event of, or with respect to, consummation of the Offer, the Merger or any of the other transactions contemplated by this Agreement or the execution, delivery or effectiveness of this Agreement that will materially conflict with, result in a material violation or material breach of, or constitute a material default (with or without notice or lapse of time or both) under, such Contract, or give rise under such Contract to any right of, or result in, a termination, right of first refusal, right of first negotiation with respect to the purchase of material assets of the Company, material amendment, revocation, cancellation or material acceleration of any obligation, or a loss of a material benefit or the creation of any material Lien upon any of the properties or assets of the Company, Parent or any of their respective subsidiaries, or to any increased, guaranteed, accelerated or additional material rights or material entitlements of any person, or (2) Contract to which the Company or any of its subsidiaries is a party containing any provisions having the effect of providing that the consummation of the Offer, the Merger or any of the other transactions contemplated by this Agreement or the execution, delivery or effectiveness of this Agreement will require that a third party be provided with access to any material source code or that any material source code be released from escrow and provided to any third party;

(vii) each Contract to which the Company or any of its subsidiaries is a party providing for payments of royalties or other fees to third parties, in each case in excess of $500,000 annually, that is not terminable on 90 days or less notice;

(viii) other than any non-exclusive Software license limited to the internal use of such third party and provided on a hosted basis where the third party has not received and is not entitled to receive a copy of the licensed Software (except for client Software downloaded in the ordinary course of business in connection with the use of Company products and services), each Contract to which the Company or any of its subsidiaries is a party (A) granting a third party any license to Intellectual Property or (B) which includes a covenant not to sue or similar agreement by the Company or any of its subsidiaries to refrain from asserting any Intellectual Property right;

(ix) each Contract pursuant to which the Company or any of its subsidiaries has been granted any license to Intellectual Property or settled or compromised any dispute relating to Intellectual Property or under which a third party has granted the Company a covenant not to sue or has otherwise agreed to not assert any Intellectual Property rights against the Company, other than nonexclusive licenses for software that is generally available obtained in the ordinary course of business of the Company and its subsidiaries consistent with past practice;

(x) each Contract to which the Company or any of its subsidiaries is a party granting the other party to such Contract or a third party “most favored nation” pricing or terms that applies to the Company or any of its subsidiaries;

(xi) each Contract pursuant to which the Company or any of its subsidiaries has agreed or is required to provide any third party with access to source code, or to provide for source code to be put in escrow (excluding non-material pieces of source code developed for customers by the Company that are not included in the Company’s products or used by the Company or its subsidiaries, other than to provide services to the customer for which the software was developed);

(xii) each Contract to which the Company or any of its subsidiaries is a party for any joint venture (whether in partnership, limited liability company or other organizational form) or material alliance or similar arrangement;

(xiii) each material Contract to which the Company or any of its subsidiaries is a party with any Governmental Entity;

(xiv) each Contract between the Company or any of its subsidiaries and any of the 20 largest customers of the Company and its subsidiaries (determined on the basis of revenues received by the Company or any of its subsidiaries in the four consecutive fiscal quarter period ended December 31, 2006 (each such customer, a “Major Customer”), other than amendments of an immaterial nature, addendums, work orders or purchase orders entered into under or pursuant to such Contract which do not amend the material terms of such Contract (each such Contract, a “Major Customer Contract”);

(xv) each Contract between the Company or any of its subsidiaries and any of the 20 largest licensors or other suppliers to the Company and its subsidiaries (determined on the basis of amounts paid by the Company or any of its subsidiaries in the four consecutive fiscal quarter period ended December 31, 2006 (each such licensor or other supplier, a “Major Supplier”), other than amendments of an immaterial nature, addendums, work orders or purchase orders entered into under or pursuant to such Contract which do not amend the material terms of such Contract (each such Contract, a “Major Supplier Contract”);

(xvi) each Contract to which the Company or any of its subsidiaries is a party pursuant to which the Company or a subsidiary has or has agreed to develop any material Intellectual Property for a third party and assign the ownership in such Intellectual Property to the third party;

(xvii) each Contract (1) with any beneficial owner of any Company Shares, or securities convertible into, or exchangeable for, or any options, warrants, calls or rights to acquire, any Company Shares, where such Contract provides for consideration payable to such beneficial owner or any of its affiliates for Company Shares tendered, or to be tendered, in the Offer or (2) with any person where the amount payable thereunder is calculated based on the number of Company Shares tendered, or to be tendered, in the Offer by such person or any of its affiliates (other than, in each case, this Agreement); and

(xviii) each Contract to which the Company or any of its subsidiaries is a party or with respect to which the Company or any of its subsidiaries has any obligation, and which is a collective bargaining agreement or other Contract with any union, employee or labor organization.

The Company has made available to Parent a complete and correct copy of each of the Contracts referred to in clauses (i) through (xviii) above, including all amendments thereto. Each Contract of the Company or any of its subsidiaries that is material to the Company and its subsidiaries and each Contract that currently is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) (collectively, the “Material Contracts”), is in full force and effect (except for those Contracts that have expired or terminated in accordance with their terms) and is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be, and, to the knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms, except that such enforceability may be (i) limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) subject to general principles of equity, whether considered in a proceeding at Law or in equity. Each of the Company and its subsidiaries has performed or is performing all material obligations required to be performed by it under the Material Contracts and is not (with or without notice or lapse of time or both) in breach in any material respect or default thereunder and, to the knowledge of the Company, no other party to any of the Material Contracts is (with or without notice or lapse of time or both) in breach in any material respect or default thereunder. To the knowledge of the Company, there has occurred no event giving (with or without notice or lapse of time or both) to others any right of termination, material amendment or cancellation of any Material Contract.

(b) To the knowledge of the Company, as of the date of this Agreement, none of the Major Customers or Major Suppliers has terminated, failed to renew or requested any material amendment to any of its Major Customer Contracts or Major Supplier Contracts, or any of its existing relationships, with the Company or any of its subsidiaries, or provided written notice of its intention to do any of the foregoing.

3.10 Permits; Compliance with Laws. The Company and its subsidiaries have in effect all material certificates, permits, licenses, franchises, approvals, concessions, qualifications, registrations, certifications and similar material authorizations from any Governmental Entity that are necessary for them to own, lease or operate their properties and assets and to carry on their businesses in all material respects as currently conducted, other than those permits, licenses, franchises, approvals, concessions, qualifications, registrations, certifications and similar material authorizations which the failure of the Company or its subsidiaries to have in effect would give rise to a Material Adverse Effect (collectively, “Permits”). The execution and delivery of this Agreement by the Company does not, and the consummation of the Offer, the Merger and the other transactions contemplated hereby and compliance with the terms hereof are not reasonably likely to cause the revocation or cancellation of any Permit. Each of the Company and its subsidiaries is, and since January 1, 2004 has been, in compliance in all material respects with all applicable Laws and Judgments, and no condition or state of facts exists that is reasonably likely to give rise to a material violation of, or a material liability or default under, any such applicable Law or Judgment.

3.11 Absence of Changes in Benefit Plans; Employment Agreements; Labor Relations.

(a) Except as disclosed in the Filed SEC Documents, since December 31, 2006, none of the Company or any of its subsidiaries has adopted, entered into, terminated, amended, modified or agreed to adopt, enter into, terminate, amend or modify (or announced an intention to adopt, enter into, terminate, amend or modify) in any material respect any Benefit Plan, or has made any change in any actuarial or other assumption used to calculate funding obligations with respect to any Pension Plan, or any change in the manner in which contributions to any Pension Plan are made or the basis on which such contributions are determined.

(b) As of the date of this Agreement, there are no collective bargaining agreements or other labor union agreements to which the Company or any of its subsidiaries is a party or by which any of them is bound. Since January 1, 2004, neither the Company nor any of its subsidiaries has encountered any labor union organizing activity, or had any actual or, to the knowledge of the Company, threatened employee strikes, work stoppages, slowdowns or lockouts. None of the employees of the Company or any of its subsidiaries is represented by any union with respect to his or her employment by the Company or such Subsidiary. Each of the Company and its subsidiaries is, and since January 1, 2004, has been, in compliance in all material respects with all applicable Laws and Judgments relating to employment and employment practices, occupational safety and health standards, terms and conditions of employment and wages and hours, and is not, and since January 1, 2004, has not, engaged in any material unfair labor practice. As of the date hereof, the Company has not received notice of any unfair labor practice charge or complaint against the Company or any of its subsidiaries that is pending, and, to the knowledge of the Company, there is no unfair labor practice charge or complaint against the Company or any of its subsidiaries threatened, in each case before the National Labor Relations Board or any comparable Governmental Entity.

3.12 Environmental Matters.

(a)(i) To the knowledge of the Company, each of the Company and its subsidiaries is, and has been, in compliance in all material respects with all applicable Environmental Laws, and (ii) as of the date hereof neither the Company nor any of its subsidiaries has received any written communication alleging that the Company or such Subsidiary is in violation of, or may have liability under, any Environmental Law;

(b)(i) each of the Company and its subsidiaries possesses and is in compliance in all material respects with all Permits required under applicable Environmental Laws for the conduct of their respective operations as now being conducted and (ii) all such Permits are in good standing;

(c) there are no material Environmental Claims pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries;

(d) there has been no Release of any Hazardous Material that is reasonably likely to form the basis of any material Environmental Claim against the Company or any of its subsidiaries;

(e) neither the Company nor any of its subsidiaries has retained or assumed, either contractually or by operation of Law, any liability or obligation that is reasonably likely to form the basis of any material Environmental Claim against the Company or any of its subsidiaries;

(f) there are no aboveground or underground storage tanks, generators or known or suspected asbestos-containing materials for which the Company or any of its subsidiaries is responsible at, on, under or about property owned, operated or leased by the Company or any of its subsidiaries, nor, to the knowledge of the Company, were there any underground storage tanks on, under or about any such property in the past;

(g) neither the Company nor any of its subsidiaries stores, generates, or disposes of Hazardous Materials (excluding office, cleaning or similar supplies used in the ordinary course of the Company’s or its subsidiaries’ businesses) at, on, under, about or from property owned or leased by the Company or any of its subsidiaries; and

(h) there are no past or present events, conditions, circumstances, activities, practices, incidents, actions or plans that are reasonably likely to form the basis of any material Environmental Claim against the Company or any of its subsidiaries.

3.13 ERISA Compliance.

(a) Section 3.13(a)(i) of the Company Letter lists all material “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (each, a “Pension Plan”) and all other material Benefit Plans and Benefit Agreements that, in each case, are in effect as of the date of this Agreement. The Company has made available to Parent copies of (i) each Benefit Plan and each Benefit Agreement, (ii) the two most recent annual reports, or such similar reports, statements, information returns or material correspondence required to be filed, with or delivered to any Governmental Entity, if any, with respect to each Benefit Plan (including reports filed on Form 5500), (iii) the most recent summary plan description (if any), prepared for each Benefit Plan for which such summary plan description is required under applicable Law and (iv) each trust agreement and group annuity or insurance Contract providing for the funding or payment of compensation or benefits under any Benefit Plan or Benefit Agreement. Each Benefit Plan has

been administered in all material respects in accordance with its terms and in compliance with applicable Law, including ERISA and the Code, and the terms of any collective bargaining agreements or other labor union Contracts.

(b) All Pension Plans intended to be tax qualified under the Code have been the subject of favorable determination letters from the Internal Revenue Service (the “IRS”) to the effect that such Pension Plans are qualified and exempt from United States Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked (nor, as of the date of this Agreement to the knowledge of the Company, has revocation been threatened) and no event has occurred since the date of the most recent determination letter or application therefor relating to any such Pension Plan that is reasonably likely to adversely affect the qualification of such Pension Plan or materially increase the costs relating thereto or require security under Section 307 of ERISA. All Pension Plans required to have been approved by any non-United States Governmental Entity have been so approved or timely submitted for approval, no such approval has been revoked (nor, as of the date of this Agreement to the knowledge of the Company, has revocation been threatened) and no event has occurred since the date of the most recent approval or application therefor relating to any such Pension Plan that is reasonably likely to affect any such approval relating thereto or increase the costs relating thereto. The Company has made available to Parent a complete and correct copy of the most recent determination or approval letter received with respect to each Pension Plan, as well as a complete and correct copy of each pending application for a determination or approval letter, if any.

(c) Neither the Company nor any Commonly Controlled Entity has sponsored, maintained, contributed to, or been obligated to maintain or contribute to, or has any actual or contingent liability under, any Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit pension plan or that provides for the payment of termination indemnities.

(d) No Benefit Plan or Benefit Agreement that is a welfare plan within the meaning of Section 3(1) of ERISA (each, a “Welfare Plan”) is funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code). There are no agreements, written or oral, that would prevent any Benefit Plan (including any Benefit Plan covering retirees or other former employees) from being amended or terminated without material liability to the Company or any of its subsidiaries on or at any time after the Effective Time.

(e) Other than as set forth in Section 3.13(e) of the Company Letter, the execution and delivery of this Agreement, the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement (alone or in combination with any other event) and compliance by the Company with the provisions of this Agreement do not and will not (i) trigger any funding (through a grantor trust or otherwise) of, or increase the cost of, or give rise to any other obligation under, any Benefit Plan, Benefit Agreement or any other employment arrangement, (ii) trigger the forgiveness of indebtedness owed by any Company Personnel to the Company or any of its affiliates or (iii) result in any violation or breach of, or a default (with or without notice or lapse of time or both) under, or limit to the Company’s ability to amend, modify or terminate, any Benefit Plan or Benefit Agreement.

(f) As of the date hereof, neither the Company nor any of its subsidiaries has received written, or to the knowledge of the Company, oral notice of, and, to the knowledge of the Company, there are no, pending investigations by any Governmental Entity with respect to, or pending termination proceedings or other material claims (except claims for benefits payable in the normal operation of the Benefit Plans and Benefit Agreements), suits or proceedings against or involving any Benefit Plan or Benefit Agreement or asserting any rights or claims to benefits under, any Benefit Plan or Benefit Agreement.

(g) All material contributions, premiums and benefit payments under or in connection with the Benefit Plans or Benefit Agreements that are required to have been made by the Company or any of its subsidiaries have been timely made or accrued.

(h) With respect to each Benefit Plan, (A) there has not occurred any prohibited transaction in which the Company, any of its subsidiaries or any of their respective directors, officers or employees or, to the knowledge of the Company as of the date of this Agreement, any trustee or other fiduciary or administrator of any Benefit Plan or trust created thereunder, in each case, who is not a director, officer or employee of the Company or any of its subsidiaries (a “Non-Affiliate Plan Fiduciary”), has engaged that is reasonably likely to subject the Company, any of its subsidiaries or any of their respective directors, officers or employees or, to the knowledge of the Company as of the date of this Agreement, any Non-Affiliate Plan Fiduciary, to a material tax or penalty on prohibited transactions imposed by Section 4975 of the Code or by Title I of ERISA or any other applicable Law and (B) none of the Company, any of its subsidiaries or any of their respective directors, officers or employees, or, to the knowledge of the Company as of the date of this Agreement, any Non-Affiliate Plan Fiduciary, or any agent of any of the foregoing, has engaged in any transaction or acted in a manner, or failed to act in a manner, that is reasonably likely to subject the Company, any of its subsidiaries or, to the knowledge of the Company as of the date of this Agreement, any Non-Affiliate Plan Fiduciary to any material liability for breach of fiduciary duty under ERISA or any other applicable Law.

(i) The Company and its subsidiaries do not have any material liability or obligations, including under or on account of a Benefit Plan or Benefit Agreement, arising out of the hiring of persons to provide services to the Company or any of its subsidiaries and treating such persons as consultants or independent contractors and not as employees of the Company or any of its subsidiaries.

(j) None of the Benefit Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state law. The Company is not subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Benefit Plans. The Company has not incurred and does not expect to incur any liability under Title IV of ERISA or Section 412 of the Code.

3.14 Taxes.

(a) Each of the Company, its subsidiaries and each Company Affiliated Group has timely filed all tax returns required to be filed by it, and all such tax returns are complete and correct in all material respects. Each of the Company and its subsidiaries and each Company Affiliated Group has timely paid all taxes due and owing (whether or not shown on any tax return), other than taxes being contested in good faith and for which adequate reserves, in accordance with GAAP, have been established. The most recent financial statements contained in the Filed SEC Documents reflect an adequate reserve, in accordance with GAAP, for all material taxes payable by the Company and its subsidiaries for all taxable periods and portions thereof through the date of such financial statements. Neither the Company nor any Subsidiary has any liability for unpaid taxes accruing after the date of the most recent balance sheet of the Company contained in the Filed SEC Documents except for taxes arising in the ordinary course of business subsequent to the such date.

(b) As of the date hereof, no material tax return of the Company or any of its subsidiaries or any Company Affiliated Group is currently under audit or examination by any taxing authority, and no written notice of such an audit or examination has been received by the Company or any of its subsidiaries. There is no deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any taxes due and owing by the Company, any of its subsidiaries or any Company Affiliated Group. Each deficiency resulting from any completed audit or examination or concluded litigation relating to taxes by any taxing authority has been timely paid. As of the date hereof, no material issues relating to taxes were raised in writing by the relevant taxing authority during any presently pending audit or examination, and no issues relating to taxes were raised by the relevant taxing authority in any completed audit or examination that are reasonably likely to recur in a later taxable period.

(c) There is no currently effective agreement or other document extending the period of assessment or collection of any material taxes (other than extensions to file tax returns), and no power of attorney (other than powers of attorney authorizing employees of the Company to act on behalf of the Company) with respect to any material taxes has been executed or filed with any taxing authority.

(d) No Liens for material taxes exist with respect to any assets or properties of the Company or any of its subsidiaries, except for statutory Liens for taxes not yet due or payable or Liens for taxes that the Company or any of its subsidiaries is contesting in good faith through appropriate proceedings and for which adequate reserves in accordance with GAAP have been established.

(e) None of the Company or any of its subsidiaries is a party to or bound by or currently has any liability under any tax sharing agreement, tax indemnity obligation or similar agreement, arrangement or practice with respect to material taxes (including any advance pricing agreement, closing agreement (including pursuant to Section 7121 of the Code) or other agreement relating to material taxes with any taxing authority).

(f) None of the Company or any of its subsidiaries will be required to include in a taxable period ending after the Effective Time a material amount of taxable income attributable to income that accrued in a prior taxable period but was not recognized for tax purposes in any prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or comparable provisions of any tax Law or for any other reason (including as a result of prepaid amounts or deferred revenue received on or prior to the Effective Time).

(g) Other than payments that may be made to persons set forth on Section 3.14(g) of the Company Letter (the “Primary Company Executives”), no amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of the Offer, the Merger or any of the other transactions contemplated by this Agreement (alone or in combination with any other event) by any person who is a “disqualified individual” (as defined in Treasury Regulation Section 1.280G-1) with respect to the Company would be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). Section 3.14(g) of the Company Letter sets forth a list of (i) the Company’s reasonable, good faith estimates of the maximum amount or benefits that could be paid to each Primary Company Executive as a result of the Offer, the Merger or any of the other transactions contemplated by this Agreement (alone or in combination with any other event) under all Benefit Agreements and Benefit Plans and (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each Primary Company Executive calculated as of the date of this Agreement. No current or former director, officer, employee, contractor or consultant of the Company or any of its subsidiaries is entitled to any gross-up, make-whole or other additional payment from the Company or any of its subsidiaries in respect of any tax (including Federal, state, local and foreign income, excise and other taxes (including taxes imposed under Sections 280G or 409A of the Code)) or interest or penalty related thereto.

(h) The Company and its subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of taxes (including withholding of taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code or similar provisions under any other Law) and have, within the time and the manner prescribed by Law, withheld from and paid over to the proper taxing authorities all amounts required to be so withheld and paid over under applicable Laws.

(i) Neither the Company nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (i) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger or any of the other transactions contemplated by this Agreement.

(j) Each of the Company and its subsidiaries has disclosed on its Federal income tax returns all positions taken therein that could give rise to a substantial understatement of Federal income tax within the meaning of Section 6662 of the Code.

(k) To the Company’s knowledge, all material related party transactions involving the Company or any of its subsidiaries are at arm’s length in material compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder. None of the Company or any of its subsidiaries is a party to any material cost-sharing agreement or similar arrangement that is not a “qualified cost sharing arrangement” within the meaning of Treasury

Regulation Section 1.482-7. All material intercompany payments have been calculated in accordance with Treasury Regulation Section 1.482-7. Each of the Company and its subsidiaries has maintained documentation in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder.

(l) No Subsidiary of the Company (i) is, to the Company’s knowledge, a “passive foreign investment company” within the meaning of Section 1297(a) of the Code and the Treasury Regulations promulgated thereunder or (ii) has ever made an election under Section 1362 of the Code to be treated as an S corporation for Federal income tax purposes or made a similar election under any comparable provision of any applicable tax Law.

(m) Each of the Company and its subsidiaries has conducted its business materially in accordance with the terms and conditions of all tax rulings and tax concessions that were provided by any relevant taxing authority.

(n) Neither the Company nor any of its subsidiaries has ever participated in any “reportable transaction”, as defined in Treasury Regulation Section 1.6011-4(b), required to be reported in a disclosure statement pursuant to Treasury Regulation Section 1.6011-4(a).

(o) Neither the Company nor any Subsidiary has any liability for the taxes of any Person (other than the Company or any Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) as a transferee or successor, by contract or otherwise.

For purposes of this Agreement, (i) “taxes” shall include all (1) Federal, state and local, domestic and foreign income, franchise, property, sales, excise, employment, payroll, social security, value-added, ad valorem, transfer, withholding and other taxes, including taxes based on or measured by gross receipts, profits, sales, use or occupation, tariffs, levies, impositions, assessments or governmental charges of any nature whatsoever, including any interest penalties or additions with respect thereto, and any obligations under any Contracts with any other person with respect to such amounts, (2) liability for the payment of any amounts of the types described in clause (1) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group and (3) liability for the payment of any amounts as a result of an express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (1) or (2); (ii) “Company Affiliated Group” means each affiliated, combined, consolidated or unitary group of which the Company or any of its subsidiaries is or has been a member; (iii) “taxing authority” means any Governmental Entity exercising regulatory authority in respect of any taxes; and (iv) “tax return” means any Federal, state and local, domestic and foreign declaration, report, form, claim for refund, disclosure statement (including any statement pursuant to Treasury Regulation Section 1.6011-4(a)) or information, return statement or other document relating to taxes, including any certificate, schedule or attachment thereto, and including any amendment thereof.

3.15 Real Property.

(a) Each of the Company and its subsidiaries has good and marketable title to, or in the case of leased property and leased tangible assets has valid and enforceable leasehold interests in, all of its material properties and tangible assets, except for such properties and tangible assets as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business and except for defects in title, easements, restrictive covenants, taxes that are not yet delinquent and similar encumbrances that, individually or in the aggregate, have not materially interfered with, and are not reasonably likely to materially interfere with, the ability of the Company and its subsidiaries to use such property and assets in the business of the Company and its subsidiaries as currently conducted and as proposed by the Company to be conducted. All such material properties and tangible assets, other than properties and tangible assets in which the Company or any of its subsidiaries has a leasehold interest, are free and clear of all Liens, except for Permitted Liens. For purposes of this Section 3.15, the term “property” shall not include any Intellectual Property.

(b) Section 3.15(b) of the Company Letter sets forth, as of the date of this Agreement, a complete and correct list of (i) all real property and interests in real property owned in fee by the Company or any of its subsidiaries (each such property, an “Owned Real Property”) and (ii) all real property and interests in real property leased by the Company or any of its subsidiaries (each such property, a “Leased Real Property”).

(c) With respect to each Owned Real Property, (i) the Company or a Subsidiary has good and marketable indefeasible fee simple title, free and clear of all Liens except for Permitted Liens, and (ii) to the Company’s knowledge, as of the date of this Agreement there is no condemnation or other proceeding in eminent domain, pending or threatened, affecting such Owned Real Property or any portion thereof or interest therein.

(d) With respect to each Leased Real Property, (i) as of the date of this Agreement, neither the Company nor any of its subsidiaries has subleased, licensed or otherwise granted anyone the right to use or occupy such Leased Real Property or any portion thereof and (ii) neither the Company nor any of its subsidiaries has collaterally assigned or granted any other security interest in any such leasehold estate or any interest therein.

(e) Each of the Company and its subsidiaries is in compliance in all material respects with the terms of all leases of Leased Real Property to which it is a party and under which it is in occupancy, and each material lease is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be, and, to the knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity. Each of the Company and its subsidiaries enjoys peaceful and undisturbed possession in all material respects under all the leases to material Leased Real Property to which it is a party and under which it is in occupancy.

3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Letter sets forth a complete and correct list of all issued patents, patent applications, registered trademarks and applications therefor, tradenames, service marks, registered copyrights and applications therefor, and domain names and applications therefor, if any, owned by or filed in the name of, and, also with respect to patents, licensed to the Company or any of its subsidiaries as of the date of this Agreement. The Company has made available to Parent complete and correct copies of, and Section 3.16(a) of the Company Letter sets forth a complete and correct list of, all license agreements relating to Intellectual Property to which the Company or any of its subsidiaries is a party as of the date of this Agreement, other than nonexclusive licenses granted in the ordinary course of the business of the Company and its subsidiaries consistent with past practice and licenses to the Company for software that is generally available.

(b)(i) The Company and its subsidiaries own and have good and exclusive title to, or are licensed or otherwise have the right to (in each case, free and clear of any Liens, other than Permitted Liens and for licensed Intellectual Property, other than restrictions contained in the applicable terms and conditions of any license therefor), all Intellectual Property necessary for or material to the conduct of the business of the Company and its Subsidiaries as currently conducted and such rights are sufficient for the conduct of the business of the Company and its Subsidiaries as currently conducted.

(ii) All issued patents, patent applications, registered trademarks tradenames and service marks and applications therefor, registered copyrights and applications therefor and domain names and applications therefor owned by or filed in the name of the Company or any of its subsidiaries have been duly registered and/or filed, as applicable, with or issued by each applicable Governmental Entity in each jurisdiction where filed, are subsisting (or in the case of applications, applied for), all necessary affidavits of continuing use or other necessary documentation, recordations or certificates have been filed and all necessary registration, maintenance or renewal fees have been paid to prosecute, maintain, perfect and continue all such rights in effect and to record the Company’s and its subsidiaries’ ownership interests therein.

(iii) None of the Company or any of its subsidiaries or any of its or their products or services or the operation of the business of the Company and its subsidiaries as currently conducted including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any products and services of the Company or any of its subsidiaries and (ii) the Company’s or any of its subsidiaries’ use of any product, device or process, has infringed upon, misappropriated or otherwise violated, or is infringing upon, misappropriating or otherwise violating, or will infringe upon, misappropriate or otherwise violate, the Intellectual Property rights of any person and does not constitute unfair competition or unfair trade practices under the laws of any jurisdiction.

(iv) As of the date of this Agreement, there is no suit, claim, action, investigation or proceeding pending or to the knowledge of the Company, threatened, with respect to, and the Company has not been notified of, any possible infringement, misappropriation or other violation by the Company or any of its subsidiaries or any of its or their products or services of the Intellectual Property rights of any person, or which contests the validity, ownership or right of the Company or any of its subsidiaries to exercise any Intellectual Property right. There is no suit, claim, action, investigation or proceeding pending or to the knowledge of the Company, threatened, with respect to any possible infringement, misappropriation or other violation by the Company or any of its subsidiaries or any of its or their products or services of the Intellectual Property rights of any person, or which contests the validity, ownership or right of the Company or any of its subsidiaries to exercise any Intellectual Property right that, if resolved in a manner adverse to the Company, would reasonably be expected to have a Material Adverse Effect on the Company.

(v) To the knowledge of the Company, no person or any product or service of any person is infringing upon, misappropriating or otherwise violating in any material respect and there is no unauthorized use or disclosure of any Intellectual Property owned by the Company or any of its subsidiaries.

(vi) The Company and its subsidiaries have taken commercially reasonable steps to maintain in confidence the material trade secrets and confidential information of the Company and its subsidiaries in accordance with protection procedures customarily used in the Company’s industry to protect rights of like importance. Neither the Company or any of its subsidiaries nor any other Person then acting on their behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company source code, other than disclosures to employees and consultants involved in the development of Intellectual Property who are subject to binding, perpetual restricted use confidentiality obligations. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any of its subsidiaries or any Person then acting on their behalf to any Person of any Company source code. Without limiting any other representation in this Section 3.16, each of the former or current members of management or key personnel of the Company or any of its subsidiaries, including all former and current employees, agents, consultants and independent contractors who have contributed to or participated in the conception and development of Intellectual Property owned, intended to be owned or used by the Company or any of its subsidiaries, have assigned or otherwise transferred to the Company or any of its subsidiaries unencumbered, unrestricted and exclusive ownership and other rights of any nature whatsoever (to the extent permitted by Law) of such person in any material Intellectual Property owned, intended to be owned or used by the Company or any of its subsidiaries, and none of the former or current members of management or key personnel of the Company or any of its subsidiaries, including all former and current employees, agents, consultants and independent contractors who have contributed to or participated in the conception and development of Intellectual Property owned, intended to be owned or used by the Company or any of its subsidiaries, have a valid claim against the Company or any of its subsidiaries in connection with the involvement of such persons in the conception and development of any material Intellectual Property owned, intended to be owned or used by the Company or any of its subsidiaries, and no such claim has been asserted or, to the knowledge of the Company, threatened against the Company. None of the current employees of the Company or any of its subsidiaries has any patents issued or applications pending for any device, process, design or invention of any kind now used or needed by the Company or any of its subsidiaries in furtherance of their business as currently conducted which patents or applications have not been assigned to the Company or any of its subsidiaries.

(vii) The execution and delivery of this Agreement, the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement and the compliance by the Company with the provisions of this Agreement do not and will not conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to any right, license or encumbrance relating to, any material Intellectual Property owned or used by the Company or any of its subsidiaries or with respect to which the Company or any of its subsidiaries now has or has had any agreement with any third party, or any right of termination, cancellation or acceleration of any material Intellectual Property right or obligation set forth in any agreement to which the Company or any of its subsidiaries is a party, or the loss or encumbrance of any material Intellectual Property or material benefit related thereto, or result in the creation of any Lien in or upon any material Intellectual Property or right, or result in any third party being provided with access to Company source code or any Company source code being released from escrow and provided to a third party.

(viii) Neither the Company nor any of its subsidiaries has (i) incorporated Open Source Materials into, or combined Open Source Materials with, any Software used by the Company or its subsidiaries in the conduct of the business of the Company and its subsidiaries or any products of the Company or its subsidiaries; (ii) distributed or published Open Source Materials in conjunction with any Software used by the Company or its subsidiaries in the conduct of the business of the Company and its subsidiaries or any products of the Company or its subsidiaries; or (iii) used Open Source Materials, in such a way that, with respect to (i), (ii), or (iii), creates, or purports to create obligations for the Company or such Subsidiary with respect to any material Software used by the Company or its subsidiaries in the conduct of the business of the Company and its subsidiaries or any material products of Company or its subsidiaries or grant, or purport to grant to any third party, any rights or immunities under any material Software or Intellectual Property used by the Company or its subsidiaries in the conduct of the business of the Company and its subsidiaries or any material products of Company or its subsidiaries (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, or (C) be redistributable at no charge).

(ix) Neither the Company nor any of its subsidiaries is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to require or obligate any of the Company or any of its subsidiaries to grant or offer to any other Person any license or right to any material Intellectual Property owned by the Company.

(x) There are no royalties, honoraria, fees or other payments payable by the Company or any of its Subsidiaries to any Person (other than salaries payable to employees, consultants and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any material Intellectual Property owned or intended to be owned by the Company or any of its subsidiaries and no current or former employee, consultant or independent contractor of the Company or any of its subsidiaries has any right, license, claim or interest whatsoever in or with respect to any material Intellectual Property owned or intended to be owned by the Company.

(xi) All products and services sold, licensed, leased, provided or delivered by the Company or any of its subsidiaries to customers on or prior to the closing of the Offer conform to applicable contractual commitments, express and implied warranties (to the extent not subject to legally effective express exclusions thereof), other than liability for failure to meet service level commitments which do not exceed any reserves therefor properly taken in accordance with GAAP.

3.17 Insurance. Copies of all material insurance policies maintained by the Company and its subsidiaries have been made available to Parent. All such material policies are in full force and effect, all premiums due and payable thereon have been paid, and, as of the date hereof, no written or, to the knowledge of the Company, oral notice of cancellation or termination has been received by the Company or any of its subsidiaries with respect to any such material policy which has not been replaced on substantially similar terms prior to the date of such cancellation. There is no material claim pending under any such material policies as to which coverage has been denied or disputed.

3.18 State Takeover Statutes; Company Certificate. The approval by the Company Board of the Offer, the Merger Agreement and the transactions contemplated thereby, as referred to in Section 3.4, constitutes the only action necessary to render inapplicable to this Agreement, the Offer, the Merger, the other transactions contemplated by this Agreement, and compliance with the terms of this Agreement, the restrictions on “business combinations” (as defined in Section 203 of the DGCL) set forth in Section 203 of the DGCL to the extent, if any, such restrictions would otherwise be applicable to this Agreement, the Offer, the Merger, the other transactions contemplated by this Agreement, or compliance with the terms of this Agreement. No other state takeover or similar statute or regulation is applicable to this Agreement, the Offer, the Merger, the other transactions contemplated by this Agreement or compliance with the terms of this Agreement.

3.19 Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other person, other than Goldman, Sachs & Co., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Offer, the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

3.20 Opinion of Financial Advisor. The Company has received the opinion of Goldman, Sachs & Co. to the effect that, as of the date of this Agreement, and based upon and subject to the factors and assumptions set forth therein, the $57.00 per share in cash to be received by the holders of the Company Shares in the Offer and the Merger pursuant to this Agreement is fair to such holders from a financial point of view.

3.21 Privacy. Except with respect to matters that are not material to the business of the Company and its Subsidiaries, taken as a whole:

(a) The Company and each of its Subsidiaries have complied in all material respects with all applicable Laws and their respective internal privacy policies relating to the use, collection, storage, disclosure and transfer of any personally identifiable information collected by the Company or any of its Subsidiaries or by third parties having authorized access to the records of the Company or any of its Subsidiaries. The execution, delivery and performance of this Agreement, will comply with all applicable Laws relating to privacy and with the Company’s and each of its Subsidiaries’ privacy policies, and will not violate any contractual or other legal obligation of the Company or any of its Subsidiaries regarding privacy or data security. Neither the Company nor any of its Subsidiaries has received a written complaint regarding the Company’s collection, use or disclosure of personally identifiable information, and to the knowledge of the Company, neither the Company nor any of its Subsidiaries is the subject of any investigation, complaint or proceeding by any Governmental Entity or other party regarding their privacy or data security policies, practices or activities.

(b) The Company and each of its Subsidiaries has implemented and maintains a security plan which maintains notification procedures in compliance with applicable Laws in the case of any breach of security compromising data containing personally identifiable information. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has experienced any breach of security or otherwise unauthorized access by third parties to personally identifiable information in their possession, custody or control.

3.22 Export Control Laws. The Company and each of its Subsidiaries has conducted its export transactions in accordance in all material respects with applicable provisions of United States export control laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulations. Without limiting the foregoing: (a) the Company and each of its Subsidiaries has obtained all export licenses and other approvals required for exports by the Company or such Subsidiary of products, software and technologies from the United States; (ii) the Company and each of its Subsidiaries is in material compliance with the terms of all export licenses or other approvals applicable to the Company or such Subsidiary; (iii) there are no pending or, to the knowledge of the Company, threatened claims against the Company or any of its Subsidiaries with respect to such export licenses or other approvals;; and (iv) no consents or approvals for the transfer of export licenses to Parent are required, except for such consents and approvals that can be obtained expeditiously without material cost.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company that:

4.1 Due Organization; Subsidiaries; Etc. Parent and Acquisition Sub are corporations duly organized, validly existing and in good standing under the Laws of the States of California and Delaware, respectively, and have all requisite corporate power and authority to conduct their business in the manner in which such business is currently being conducted.

4.2 Legal Proceedings.

(a) There is no legal proceeding pending (or, to the knowledge of Parent, being overtly threatened) against Parent or Acquisition Sub that would materially and adversely affect Parent’s or Acquisition Sub’s ability to consummate any of the transactions contemplated by this Agreement.

(b) There is no order, writ, injunction or judgment to which Parent or Acquisition Sub is subject that would materially and adversely affect Parent’s or Acquisition Sub’s ability to consummate any of the transactions contemplated by this Agreement.

(c) To Parent’s knowledge, as of the date of this Agreement, no investigation or review by any Governmental Entity with respect to Parent, Acquisition Sub or any other Affiliate of Parent is pending or threatened, other than any investigation or review that would not materially and adversely affect Parent’s or Acquisition Sub’s ability to consummate any of the transactions contemplated by this Agreement.

4.3 Authority; Binding Nature of Agreement. Parent has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The Board of Directors of Parent (or a duly authorized committee thereof) has (a) determined that the transactions contemplated by this Agreement are fair and in the best interests of Parent, and (b) authorized and approved the execution, delivery and performance of this Agreement by Parent. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies. Acquisition Sub is a newly formed, wholly-owned subsidiary of Parent and has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The Board of Directors of Acquisition Sub has (a) determined that the transactions contemplated by this Agreement are fair and in the best interests of Acquisition Sub, and (b) authorized and approved the execution, delivery and performance of this Agreement by Acquisition Sub. The execution and delivery of this Agreement by Acquisition Sub and the consummation by Acquisition Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Acquisition Sub, and no other corporate proceedings on the part of Acquisition Sub are necessary to authorize this Agreement other than, with respect to the Merger, the adoption of this Agreement by Parent as the sole stockholder of Acquisition Sub and the filing and recordation of the appropriate merger documents as required by the DGCL. This Agreement has been duly and validly executed and delivered by Acquisition Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the legal, valid and binding obligation of Acquisition Sub, enforceable against Acquisition Sub in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.

4.4 Non-Contravention; Consents. Except for violations and defaults that would not materially and adversely affect Parent’s or Acquisition Sub’s ability to consummate any of the transactions contemplated by this Agreement, the execution and delivery of this Agreement by Parent and Acquisition Sub, and the consummation of the transactions contemplated by this Agreement, will not: (a) cause a violation of any of the provisions of the certificate of incorporation or bylaws of Parent or Acquisition Sub; (b) cause a violation by Parent or Acquisition Sub of any Law applicable to Parent or Acquisition Sub; or (c) cause a default on the part of Parent or Acquisition Sub under any contract. Except as may be required by the Exchange Act, the DGCL or the HSR Act, neither Parent nor Acquisition Sub, nor any of Parent’s other Affiliates, is required to make any filing with or give any notice to, or to obtain any consent from, any Person at or prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Acquisition Sub or the consummation by Parent or Acquisition Sub of any of the transactions contemplated by this Agreement, except where the failure to make any such filing, give any such notice or obtain any such consent would not materially and adversely affect Parent’s or Acquisition Sub’s ability to consummate any of the transactions contemplated by this Agreement. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the transactions contemplated by this Agreement.

4.5 Not an Interested Stockholder. Neither Parent nor any of its Affiliates is an “interested stockholder” (as such term is defined in Section 203 of Delaware Law) of the Company.

4.6 Financing. Parent has available cash resources and financing in an amount sufficient to consummate the Offer and the Merger.

4.7 Ownership of Company Shares. Neither Parent nor any of Parent’s Affiliates beneficially owns any Company Shares.

4.8 Offer Documents. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. On the date filed with the SEC and on the date first published, sent or given to holders of Company Shares, the Offer Documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or Acquisition Sub with respect to any written information supplied by the Company specifically for inclusion in the Offer Documents.

SECTION 5. COVENANTS

5.1 Interim Operations of the Company. During the period from the date of this Agreement to the closing of the Offer, except with the prior written consent of Parent or as specifically contemplated by this Agreement or as set forth in the Company Letter, the Company shall, and shall cause each of its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice in all material respects (including by paying all of its debts and taxes when due, subject to good faith disputes over such debts or taxes). Without limiting the generality of the foregoing, during the period from the date of this Agreement to the closing of the Offer, except with the prior written consent of Parent or as specifically contemplated by this Agreement or as set forth in the Company Letter, the Company shall not, and shall not permit any of its Subsidiaries to:

(a)(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity or voting interests, except for dividends by a direct or indirect wholly owned subsidiary of the Company to its parent, (ii) split, combine or reclassify any of its capital stock or other equity or voting interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity or voting interests, (iii) purchase, redeem or otherwise acquire any shares of capital stock or any other securities of the Company or any of its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities, except pursuant to forfeiture or repurchase conditions as in effect as of the date of this Agreement or in connection with the exercise, vesting or tax withholding provisions of the agreements under which Company Options, Company SARs or Company RSUs were or may be granted, (iv) take any action that would result in any amendment, modification or change of any material term of any indebtedness (other than accounts payable to trade creditors) of the Company or any of its subsidiaries, or (v) adopt or enter into any “shareholder rights plan” or similar anti-takeover agreement or plan in a manner that would adversely affect Parent’s ability to consummate the transactions contemplated by this Agreement;

(b) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other equity or voting interests or any securities convertible into, or exchangeable for, Company Shares (except that: (1) the Company may issue Company Shares: (A) upon the exercise of Company Options, Company SARs or Company RSUs outstanding as of the date of this Agreement or issued as described in (2) below; and (B) pursuant to the Purchase Plan; (2) the Company may, (w) in the ordinary course of business, and consistent with past practices as to timing and amount, grant or issue Company Options, Company SARs and/or Company RSUs to any newly hired employee or newly promoted employee of the Company or any of its Subsidiaries under the Company Stock Plans and (x) consistent with past practices, make a specific grant to any non-officer employee of the Company and its Subsidiaries of Company Options, Company SARs and/or Company RSUs under the Company Stock Plans where the Chief Executive Officer of the Company determines that doing so is reasonably necessary to prevent such employee from terminating employment with the Company or its

Subsidiaries; and (3) the Company may grant or issue Company Options, Company SARs and/or Company RSUs to members of the Company Board in connection with annual “refresh” grants consistent with past practices;

(c) amend or propose to amend its certificate of incorporation or bylaws (or similar organizational documents);

(d) acquire or agree to acquire by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial equity or voting interest in, or by any other manner, any business or Person;

(e) sell, lease, license, sell and lease back, mortgage or otherwise subject to any lien or otherwise dispose of any of its material properties or assets, in each case except for sales or non-exclusive licenses of products and services to customers in the ordinary course of business consistent with past practice;

(f)(i) repurchase, prepay or incur any indebtedness (other than ordinary course accounts payable to trade creditors or indebtedness under existing debt obligations set forth on Section 3.3(d) of the Company Letter), (ii) enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly owned subsidiary of the Company and other than reasonable and normal advances to employees for bona fide expenses that are incurred in the ordinary course of business consistent with past practice, or (iv) forgive or discharge in whole or in part any outstanding loans or advances;

(g) incur or commit to incur any capital expenditures in any fiscal quarter, which expenditures are more than 20% greater than those scheduled to be made for such fiscal quarter under the Company’s capital expenditures budget previously provided or made available to Parent;

(h) pay, discharge, settle or satisfy any material claims, liabilities or obligations, other than the payment, discharge, settlement or satisfaction in the ordinary course of business consistent with past practice, or as required by their terms as in effect on the date of this Agreement, of claims, liabilities or obligations reserved against in the Company’s most recent financial statements or incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

(i) except as required by applicable Law, adopt or enter into any collective bargaining agreement or other labor union contract applicable to the employees of the Company or any of its subsidiaries;

(j) engage in (i) any promotional sales or discount activity with any customers or distributors with the effect of accelerating to prior fiscal quarters sales or otherwise that would otherwise be expected to occur in subsequent fiscal quarters, (ii)

any practice which would have the effect of accelerating to prior fiscal quarters collections of receivables that would otherwise be expected to be made in subsequent fiscal quarters, or (iii) any practice which would have the effect of postponing to subsequent fiscal quarters payments by the Company or any of its subsidiaries that would otherwise be expected to be made in prior fiscal quarters (including the current fiscal quarter);

(k) enter into, terminate or amend any Contract in a manner that would restrict the ability of the Company to conduct its business in substantially the same manner as prior to the date of this Agreement; or

(l)(i) enter into any Contract that, if such Contract had been in effect on the date hereof would have been required to be disclosed on Section 3.9(a)(i), (ii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi), (xii), (xvi), (xvii) or (xviii) of the Company Letter or (ii) materially breach, terminate (other than allowing expiration according to its terms, including failure to renew), materially and adversely amend, or otherwise materially and adversely modify or waive any of the material terms of, any Material Contract;

(m) except in the ordinary course of business consistent with past practice or pursuant to the terms of a contract in effect on the date of this Agreement, (i) adopt any plan or arrangement to provide compensation or benefits to any non-officer employees or consultants, or amend any Benefit Plan or Benefit Agreement (except in each case as required under ERISA, the Code or applicable Law), (ii) enter into or amend any employment or consulting contract with any non-officer employees or consultant, (iii) increase the compensation or benefits payable to non-executive officer employees, or (iv) pay any severance, termination pay, special bonus or special remuneration to any non-officer employees or consultant;

(n)(i) adopt any plan or arrangement to provide compensation or benefits to any officers or directors, or amend any non-broad based Benefit Plan or Benefit Agreement (except in each case as required under ERISA, the Code or applicable Law) that provides compensation or benefits to any officers or directors, (ii) enter into or amend any employment or consulting contract with any executive officer or director (except in the ordinary course of business consistent with past practice pursuant to a standard offer letter with no severance, retention or acceleration provisions), (iii) increase the compensation or benefits payable to directors or officers (other than increases pursuant to the terms of a contract in effect on the date of this Agreement), or (iv) pay any severance, termination pay, special bonus or special remuneration to any director or officer (other than pursuant to the terms of a contract in effect on the date of this Agreement and set forth Section 5.1(n)(iv) of the Company Letter);

(o) except to the extent required by the terms of the Company Stock Plans, or any agreements thereunder, in each case, as in effect as of the date of this Agreement, (i) accelerate, amend or change the period of exercisability or vesting, the vesting schedule or repurchase rights, or the other terms of any Company Options, Company SARs, Company RSUs or other rights granted under the Company Stock Plans or the Purchase

Plan or any Company Shares subject to such securities or (ii) authorize cash payments in exchange for any Company Options, Company SARs, Company RSUs or other rights granted under the Company Stock Plans or the Purchase Plan or any Company Shares subject to such securities;

(p)(i) initiate any litigation, action, suit, proceeding, claim or arbitration (other than for the routine collection of bills) or (ii) settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration (except in either case where the amount in controversy does not exceed $1,000,000 and does not involve injunctive or other equitable relief);

(q) make or change any material election in respect of taxes, adopt or change any accounting method in respect of taxes, file any federal, state, or foreign income tax return or any other material tax return, file any amendment to a federal, state, or foreign income tax return or any other material tax return, enter into any tax sharing or similar agreement or closing agreement, settle any claim or assessment in respect of taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes; or

(r) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Parent shall respond in a reasonably prompt manner to any requests for its consent from the Company under this Section 5.1.

5.2 No Solicitation.

(a) The Company shall not, nor shall it permit any of its Subsidiaries or any of their respective Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage any Takeover Proposal or any inquiries or the making of any proposal that is reasonably likely to lead to a Takeover Proposal, (ii) enter into, continue or participate in any negotiations regarding, or furnish to any person any information with respect to, any Takeover Proposal, (iii) approve, endorse or recommend any Takeover Proposal (except to the extent expressly permitted by Section 5.2(d)), or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment (whether binding or not) contemplating or otherwise relating to any Takeover Proposal; provided, however, that if, at any time prior to the closing of the Offer, the Company receives a written Takeover Proposal that the Company Board determines in good faith (after consultation with its outside legal counsel and its financial advisor) constitutes or could reasonably be expected to lead to a Superior Proposal, and which Takeover Proposal did not result from a breach of this Section 5.2, the Company may and may permit and authorize its Subsidiaries and the Representatives to, (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal (and its advisors and representatives) pursuant to a confidentiality agreement which contains terms that are substantially equivalent to the terms of the Confidentiality Agreement and which does not include any terms prohibiting the Company from fulfilling its obligations under Section 5.2(e) (provided that contemporaneously with furnishing any such information to such Person, it furnishes such information to Parent, to the extent such information has not been previously so furnished to Parent), and (B) participate in discussions or negotiations with the Person making such Takeover Proposal (and its advisors and representatives) regarding such Takeover Proposal, but only if the Company shall have provided to Parent the information regarding such Takeover Proposal required to be provided up to that point under Section 5.2(e). The Company will, and will cause its Subsidiaries and Representatives to, immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Takeover Proposal, and shall promptly request the prompt return or destruction of all confidential information previously furnished to any Person with which the Company, its Subsidiaries or Representatives have engaged in any such activities within the 12-month period preceding the date of this Agreement. The Company will, and will cause its Subsidiaries and Representatives to, use reasonable best efforts to enforce (and will not waive any provisions of) any confidentiality or standstill agreement (or any similar agreement) to which the Company of any of its Subsidiaries is a party relating to any Takeover Proposal. Any breach of the foregoing provisions of this subsection by any of the Company’s Subsidiaries or Representatives shall be deemed to be a breach by the Company.

(b) For purposes of this Agreement, the term “Takeover Proposal” means any proposal or offer from any person (other than Parent or Acquisition Sub) relating to any direct or indirect acquisition, in one transaction or a series of transactions, including by way of any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (i) assets or businesses that constitute or represent 20% or more of the total revenue, net income, EBITDA or assets of the Company and its subsidiaries, taken as a whole, or (ii) 10% or more of the outstanding Company Shares or of any class of capital stock of, or other equity or voting interests in, one or more of the subsidiaries of the Company which, in the aggregate, directly or indirectly, hold the assets or businesses referred to in clause (i) above.

(c) For purposes of this Agreement, the term “Superior Proposal” means any bona fide offer, which did not result from a breach of Section 5.2(a), made by any Person (other than Parent or Sub) that, if consummated, would result in such third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of the Company Shares or all or substantially all the assets of the Company and its subsidiaries, taken as a whole, and which offer, in the good faith judgment of the Company Board (after consultation with outside legal counsel and its financial advisor), (i) is more favorable from a financial point of view to the Company’s stockholders than the Offer and the Merger, and (ii) is reasonably capable of being completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal (including the need for and contingency of any financing).

(d) Neither the Company Board nor any committee thereof shall withdraw or modify in a manner adverse to Parent or Sub, the Company Board Recommendation or declaration of advisability by the Company Board or any such committee of this Agreement, the Offer or the Merger, or recommend the approval or adoption of any Takeover Proposal, or resolve or agree to take any such action (any such action, resolution or agreement to take such action being referred to herein as an “Adverse Recommendation Change”). Notwithstanding the

foregoing, at any time prior to the Effective Time, the Company Board may effect an Adverse Recommendation Change, provided that the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so is reasonably likely to result in a breach of its fiduciary duties to the stockholders of the Company under applicable Law; provided, further, that, in addition to the condition in the immediately preceding clause, the following additional conditions must first be satisfied prior to effecting an Adverse Recommendation Change in response to a Superior Proposal:

(i) the Company shall have (A) provided to Parent three business days’ prior written notice stating (1) that it has received a Superior Proposal, (2) the material terms and conditions of the Superior Proposal, a copy of the current draft of each negotiated agreement relating thereto, and the identity of the Person(s) making the Superior Proposal, and (3) that it intends to effect an Adverse Recommendation Change and the manner in which it intends to do so, (B) provided to Parent (to the extent not previously provided) a copy of all non-public information made available to the Person(s) making the Superior Proposal in connection with such Superior Proposal, and (C) during the aforementioned three business day period, if requested by Parent, engage in good faith negotiations with Parent with respect to any amendments Parent proposes to make to this Agreement; and

(ii) Parent shall not have, within the aforementioned three business day period, made, and not withdrawn, a bona fide written offer (that will be binding on Parent assuming due authorization and execution thereof by the Company) that the Company Board has in good faith determined (after consultation with its outside legal counsel and its financial advisor) results in the Takeover Proposal that had been determined to be a Superior Proposal no longer being a Superior Proposal.

The parties agree that any public announcement by the Company that it has taken any of the actions described in clause (i) above shall not constitute a violation of this Section 5.2(d) or any other provision of this Agreement and shall not be deemed to be an “Adverse Recommendation Change.”

(e) The Company shall, promptly (but not later than 24 hours) after the Company first obtains knowledge of the receipt thereof, provide Parent with written notice of any Takeover Proposal or any request for information or inquiry that the Company reasonably believes is reasonably likely to lead to a Takeover Proposal and the terms and conditions of such Takeover Proposal, request or inquiry and the identity of the person making any such Takeover Proposal, request or inquiry The Company shall keep Parent reasonably informed on a current basis with respect to (A) the status of any such Takeover Proposal, (B) the status and terms of any modification or proposed modification thereto (including by providing a copy of written materials setting forth any such modification or proposed modification), and (C) any proposed meeting of the Company Board to consider any Takeover Proposal.

(f) Prior to closing of the Offer, nothing contained in this Section 5.2 or elsewhere in this Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) under the Exchange Act or (ii) making any disclosure to its stockholders if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so is reasonably likely to result in a breach of its fiduciary duties to the stockholders of the Company under applicable Law; provided, however, that in no event shall the Company or the Company Board or any committee thereof take, agree or resolve to take any action prohibited by Section 5.2(d); provided, further, that any such disclosure made pursuant to this Section 5.2(f) shall not be deemed to be an Adverse Recommendation Change so long as the Company Board expressly reaffirms in such disclosure the Company Board Recommendation.

5.3 Meeting of the Company’s Stockholders.

(a) If Stockholder Approval is required by applicable Law, the Company shall, as promptly as practicable following the closing of the Offer, establish a record date (which will be as promptly as reasonably practicable following the such closing) for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholders Meeting”), for the purpose of obtaining the Stockholder Approval. The notice of such Stockholders Meeting shall state that a resolution to adopt this Agreement will be considered at the Stockholders Meeting. Subject to Section 5.2(d), the Company Board shall recommend to holders of Company Shares that they adopt this Agreement, and shall include such recommendation in the Proxy Statement. Notwithstanding the foregoing, if Acquisition Sub shall acquire at least 90% of the outstanding Company Shares, the parties hereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the closing of the Offer without the Stockholders Meeting in accordance with Section 253 of the DGCL.

(b) If Stockholder Approval is required by applicable Law, the Company shall, as promptly as practicable following the closing of the Offer and subject to the cooperation of Parent, prepare and file with the SEC a preliminary Proxy Statement. Each of the Company and Parent shall use its reasonable best efforts to cause the preliminary Proxy Statement to be cleared with the SEC as promptly as practicable after such filing. The Company will use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after such filing. Each of the Company and Parent shall furnish all information concerning such person to the other as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between it and its representatives, on the one hand, and the SEC, on the other hand. Each of the Company and Parent shall use reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall include in such document or response all comments reasonably proposed by Parent. If, at any time prior to the Stockholders Meeting, any information relating to the Company, Parent or any of their respective affiliates, officers or directors should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

(c) Parent agrees to cause all Company Shares acquired pursuant to the Offer and all other Company Shares owned by Parent or any subsidiary of Parent to be voted in favor of the adoption of this Agreement at the Stockholders Meeting.

5.4 Filings; Other Action.

(a) Each of the Company, Parent and Acquisition Sub shall: (i) promptly make and effect all registrations, filings and submissions required to be made or effected by it pursuant to the HSR Act, the Exchange Act and other applicable Laws with respect to the Offer and the Merger; and (ii) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the transactions contemplated by this Agreement (including without limitation cooperating with each other to identify and thereafter seek to obtain any consents, approvals or waivers required from third parties). Without limiting the generality of the foregoing, each of Parent, Acquisition Sub and the Company agrees to use its reasonable best efforts to (A) promptly provide all information requested by any Governmental Entity in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement, and (B) promptly take, and cause its Affiliates to take, all actions and steps necessary to obtain any antitrust clearance or similar clearance required to be obtained from the Federal Trade Commission, the Department of Justice, any state attorney general, any foreign competition authority or any other Governmental Entity in connection with the transactions contemplated by this Agreement.

(b) Without limiting the generality of anything contained in Section 5.4(a) or 5.4(c), each party hereto shall (1) give the other parties prompt notice of the commencement of any investigation, action or legal proceeding by or before any Governmental Entity with respect to the Offer or the Merger or any of the other transactions contemplated by this Agreement, (2) keep the other parties informed as to the status of any such investigation, action or legal proceeding, and (3) promptly inform the other parties of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding the Offer or the Merger. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any investigation, action or legal proceeding under or relating to the HSR Act or any other federal or state antitrust, competition or fair trade Law. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any investigation, action or legal proceeding under or relating to the HSR Act or any other federal or state antitrust, competition or fair trade Law or any other similar investigation, action or legal proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to any such investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such investigation, action or legal proceeding.

(c) In furtherance and not in limitation of the covenants of the parties contained in Section 5.4(a) and Section 5.4(b), if any objections are asserted with respect to the transactions contemplated hereby under any antitrust Law or if any suit is instituted (or threatened to be instituted) by the Federal Trade Commission, the Department of Justice or any other U.S. or foreign Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any antitrust Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Acquisition Sub and the Company shall use reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement.

(d) Without limiting the generality of anything contained in Section 5.4, the Company, Parent and Acquisition Sub shall each use their reasonable best efforts to cause all Offer Conditions to be satisfied on a timely basis (to the extent the satisfaction of such Offer Conditions is within their respective direct or indirect control) and to cause the Offer to be consummated.

(e) Notwithstanding anything in this Agreement to the contrary, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by any United States federal or state or foreign Governmental Entity of competent jurisdiction challenging any transaction contemplated by this Agreement as violative of any antitrust Law, it is expressly understood and agreed that: (i) Parent and the Company shall not have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; and (ii) Parent shall be under no obligation to make proposals, execute or carry out agreements or submit to orders providing for a Divestiture.

5.5 Access. Upon reasonable notice, the Company shall afford Parent’s officers and other authorized representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to the Company’s books and records and, during such period, the Company shall furnish promptly to Parent all readily available information concerning its business as Parent may reasonably request (including internal financial statements, tax returns, tax elections and all other records and workpapers relating to taxes, a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company or any Subsidiary has been a party, and receipts for any taxes paid to foreign tax authorities); provided, however, that the parties shall cooperate and establish procedures and limitations to ensure that the Company would not be required to permit any inspection, or to disclose any information, that would reasonably be expected to (i) contravene any Law or applicable Contract entered into prior to the date of this Agreement, or (ii) jeopardize the attorney-client privilege or the attorney work product doctrine. All information obtained by Parent and its representatives pursuant to this Section 5.5 shall be treated as “Evaluation Material” for purposes of the Confidentiality Agreement. No information or knowledge obtained pursuant to a review under this Section 5.5 or a notice under Section 5.6 shall affect or be deemed to modify any representation, warranty, covenant or agreement of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement

5.6 Notification of Certain Matters. Each party hereto shall give prompt notice to the other parties of the discovery by such party of the occurrence of any event or the existence of any circumstances that would make satisfaction of any of the Offer Conditions or any of the conditions set forth in Section 6 impossible or unlikely.

5.7 Publicity. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent, and thereafter the Company shall consult with Parent and consider in good faith incorporating any comments of Parent prior to issuing any press releases or otherwise making public statements with respect to the transactions contemplated by this Agreement and prior to making any filings with any Governmental Entity with respect to the transactions contemplated by this Agreement. Parent shall consult in good faith with the Company on its general communications strategy for customers, suppliers and employees regarding the Merger.

5.8 Treatment of Equity Awards; Employee Stock Purchase Plan.

(a) The Company shall take all action necessary to ensure that:

(i) each Company Option outstanding immediately prior to the Effective Time shall be converted at the Effective Time into an option representing the right to acquire, on the same terms and conditions as were applicable under such Company Option, the number of shares of Parent common stock, par value $0.001 per share (“Parent Common Stock”) (rounded down to the nearest whole share) determined by multiplying the number of Company Shares subject to such Company Option immediately prior to the Effective Time by the Option Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price per Company Share purchasable pursuant to such Company Option divided by (B) the Option Exchange Ratio;

(ii) each Company SAR outstanding immediately prior to the Effective Time shall be converted at the Effective Time into a stock appreciation right pertaining to, on the same terms and conditions as were applicable under such Company SAR, the number of shares of Parent Common Stock (rounded down to the nearest whole share) determined by multiplying the number of Company Shares subject to such Company SAR immediately prior to the Effective Time by the Option Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price per Company Share pertaining to such Company SAR divided by (B) the Option Exchange Ratio;

(iii) each Company RSU outstanding immediately prior to the Effective Time shall be converted at the Effective Time into a restricted stock unit pertaining to, on the same terms and conditions as were applicable under such Company RSU, the number of shares of Parent Common Stock (rounded down to the nearest whole share) determined by multiplying the number of Company Shares subject to such Company RSU immediately prior to the Effective Time by the Option Exchange Ratio.

(b) With respect to the Purchase Plan, the Company shall take all action necessary to ensure that, (A) participants may not increase their payroll deductions or purchase elections from those in effect on the date of this Agreement; (B) no offering or purchase period shall be commenced after the date of this Agreement; (C) each participant’s rights to purchase shares under the Purchase Plan outstanding immediately prior to the Effective Time shall terminate on the day immediately prior to the date on which the Effective Time occurs; provided that all amounts allocated to each participant’s account under the Purchase Plan as of such date shall thereupon be used to purchase from the Company whole Company Shares at the applicable price determined under the terms of the Purchase Plan for the then outstanding offering periods using such date as the final purchase date for each such offering period; and (D) the Purchase Plan shall terminate immediately following such termination.

(c) Promptly after the Effective Time (and in any event within five business days thereafter), Parent shall cause the shares of Parent Common Stock subject to each stock option, stock appreciation right and restricted stock unit issued in connection with this Section 5.8 that are eligible to be registered under the Securities Act on a Form S-8 (or any applicable successor form thereto) to be so registered on such form.

5.9 Other Employee Benefits.

(a) Following the Effective Time, Parent shall or shall cause the Surviving Corporation to maintain in effect employee benefit plans and arrangements for employees of the Surviving Corporation and its subsidiaries providing benefits that in the aggregate for such employees are no less favorable than those provided to similarly situated employees of Parent and its Affiliates, taking into account the employees’ performance and geographic location.

(b) Parent shall ensure that employees of the Company and its subsidiaries as of the Effective Time receive credit (for all purposes including eligibility to participate, vesting, vacation entitlement and severance benefits) for service with the Company and its subsidiaries (to the same extent such service credit was granted under the Company Plans) under the comparable employee benefit plans, programs and policies of Parent and the Surviving Corporation and its subsidiaries in which such employees became participants.

(c) From and after the Effective Time, Parent shall (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any self-funded group health plans of Parent or its subsidiaries to be waived with respect to the employees of the Company and its subsidiaries and their eligible dependents and (ii) give each of such employees credit for the plan year in which the Effective Time occurs toward applicable deductibles and annual out of pocket limits for expenses incurred prior to the Effective Time for which payment has been made. With respect to any insured group health plans of Parent or its subsidiaries, the above provisions shall apply to the extent the Parent or its subsidiary can obtain approval from the applicable insurer.

(d) Parent shall cause the Surviving Corporation to assume and honor in accordance with their terms all written employment, severance, retention and termination agreements (including any change in control provisions therein) applicable to employees of the Company and its subsidiaries.

(e) Section 5.9(a)-(d) shall not operate to duplicate any benefit provided to any employee, require Parent to continue in effect any specific Company employee benefit plan or Parent employee benefit plan (or prevent the amendment, modification or termination thereof), or prohibit the termination of any specific employee, following the Effective Time.

(f) Effective as of the day immediately preceding the Effective Time, the Company shall terminate all Benefit Plans that are self-funded “employee benefit plans” within the meaning of ERISA or that are intended to include a Code Section 401(k) arrangement (collectively, “Terminable Benefit Plans) (unless Parent provides written notice to the Company no later than three business days prior to the Effective Time that any such Terminable Benefit Plan(s) shall not be terminated). Unless Parent provides such written notice to the Company, no later than three business days prior to the Effective Time, the Company shall provide Parent with evidence that such Terminable Benefit Plan(s) have been terminated (effective no later than the day immediately preceding the Effective Time) pursuant to resolutions of the Company Board. The form and substance of such resolutions shall be subject to review and approval of Parent (which approval shall not be unreasonably withheld). The Company also shall take such other actions in furtherance of terminating such Terminable Benefit Plan(s) as Parent may reasonably require. In the event that termination of the Company’s 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent no later than ten business days prior to the Effective Time.

(g) If the Company is required to terminate any 401(k) plan: (i) Company shall make all contributions (including salary deferrals, matching contributions and discretionary employer contributions) in accordance with the terms of the 401(k) plan and past practice to employees who are eligible under the terms of any 401(k) plan as if the date of plan termination prior to the Effective Time were the last day of the plan year, and (ii) immediately following the Effective Time, active employee participants shall be eligible to participate in a tax-qualified retirement plan intended to include a Code Section 401(k) arrangement maintained by Parent or a subsidiary, and (iii) Parent shall permit the rollover of no more than one participant loan per participant to such 401(k) plan of Parent or a subsidiary.

5.10 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the earliest date on which Acquisition Sub purchases Company Shares pursuant to the Offer until the sixth anniversary of the Effective Time, Parent will fulfill and honor in all respects the obligations of the Company pursuant to (i) each indemnification agreement in effect between the Company and any Indemnified Party (as defined in Section 5.10(f)) on the date of this Agreement, and (ii) any indemnification provision and any exculpation provision set forth in the Company Certificate or Company Bylaws as in effect on the date hereof. The certificate of incorporation and bylaws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in the Company Certificate and Company Bylaws on the date of this Agreement, and, during the period commencing on the earliest date on which Acquisition Sub purchases Company Shares and ending on the sixth anniversary of the Effective Time, such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Party.

(b) Without limiting the provisions of Section 5.10(a), during the period commencing on the earliest date on which Acquisition Sub purchases Company Shares pursuant to the Offer and ending on the sixth anniversary of the Effective Time, Parent shall indemnify and hold harmless each Indemnified Party against and from any costs, fees and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, legal proceeding, arbitration or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, legal proceeding, arbitration or investigation arises out of or pertains to (1) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a director or officer of the Company (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time) or (2) any of the transactions contemplated by this Agreement; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to Parent a written notice asserting a claim for indemnification under this Section 5.10(b), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. In the event of any such claim, legal proceeding, arbitration or investigation, (i) Parent will have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, Parent will be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto), (ii) any counsel retained by the Indemnified Parties with respect to the defense thereof for any period after the Effective Time must be reasonably satisfactory to Parent, and (iii) Parent will pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received. The Indemnified Parties as a group may retain only one law firm (in addition to local counsel) to represent them with respect to any single action unless counsel for any Indemnified Party determines in good faith that, under applicable standards of professional conduct, a conflict exists or is reasonably likely to arise on any material issue between the positions of any two or more Indemnified Parties. Notwithstanding anything to the contrary contained in this Section 5.10(b) or elsewhere in this Agreement, Parent agrees that it will not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, legal proceeding, arbitration or investigation for which indemnification may be sought under this Agreement without the express written consent of the affected Indemnified Parties unless such settlement, compromise, consent or termination (i) includes an unconditional release of all Indemnified Parties from all liability arising out of such claim, legal proceeding, arbitration or investigation or (ii) involves only the payment of monetary damages (and not equitable relief) for which all Indemnified Parties are fully indemnified pursuant to the provisions of this Section 5.10.

(c) Through the sixth anniversary of the Effective Time, Parent shall maintain in effect, for the benefit of the Indemnified Parties, the current level and scope of directors’ and officers’ liability insurance coverage as set forth in the Company’s current directors’ and officers’ liability insurance policy in effect as of the date of this Agreement (a copy of which has been delivered to Parent). Parent may fulfill its obligations under this Section 5.10(c) by purchasing a policy of directors’ and officers’ liability insurance or a “tail” policy under the Company’s existing directors’ and officers’ liability insurance policy, in either case which (i) has an effective term of six years from the Effective Time, (ii) covers only those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy in effect as of the date of this Agreement and only for actions and omissions occurring on or prior to the Effective Time, and (iii) contains terms and conditions that are no less advantageous, when taken as a whole, to those applicable to the current directors and officers of the Company.

(d) Parent and the Surviving Corporation jointly and severally agree to pay all expenses, including attorneys’ fees, that may be incurred by the Indemnified Parties in enforcing their indemnity rights and other rights provided in this Section 5.10.

(e) This Section 5.10 shall survive the acquisition of Company Shares pursuant to the Offer and shall also survive consummation of the Merger and the Effective Time. This Section 5.10 is intended to benefit, and may be enforced by, the Indemnified Parties and their respective heirs, representatives, successors and assigns, and shall be binding on all successors and assigns of Parent and the Surviving Corporation.

(f) For purposes of this Agreement, each Person who is or was an officer or director of the Company at or at any time prior to the Effective Time shall be deemed to be an “Indemnified Party.”

5.11 State Takeover Statutes. The Company and the Company Board shall use reasonable best efforts to (a) take all necessary actions to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement and the transactions contemplated hereby and (b) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or any transactions contemplated hereby, ensure that the Offer, the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Offer, the Merger and the other transactions contemplated hereby.

SECTION 6. CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER

The obligation of each party to effect the Merger shall be subject to the satisfaction or waiver of the following conditions prior to the Effective Time:

6.1 Stockholder Approval. If Stockholder Approval is required by applicable Law, the Stockholder Approval shall have been obtained.

6.2 No Injunctions. No injunction shall have been issued and be in effect, by any United States federal or state court or foreign Governmental Entity of competent jurisdiction which prohibits, restrains or enjoins the consummation of the Merger.

6.3 Applicable Antitrust Laws. All statutory waiting periods (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired and all approvals applicable to the Merger under the antitrust, competition or merger control laws of Germany and Austria (or in lieu thereof under the European Community Merger Regulation) shall have been obtained.

6.4 Closing of Offer. Acquisition Sub (or Parent on Acquisition Sub’s behalf) shall have accepted for payment and paid for all of the Company Shares validly tendered pursuant to the Offer and not withdrawn.

SECTION 7. TERMINATION

7.1 Termination. This Agreement may be terminated and the Offer and the Merger may be abandoned (notwithstanding any approval of the Merger by the stockholders of the Company):

(a) by mutual consent of the Company (subject to Section 1.5) and Parent at any time prior to the Effective Time;

(b) by the Company if Acquisition Sub shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within ten business days after the date of this Agreement;

(c) by Parent or the Company if Acquisition Sub shall not have purchased Company Shares pursuant to the Offer on or before September 28, 2007 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any party whose breach of this Agreement has resulted in the failure of Acquisition Sub to purchase Company Shares pursuant to the Offer on or before the End Date provided such failure is capable of being cured);

(d) by Parent or the Company at any time prior to the purchase of Company Shares by Acquisition Sub pursuant to the Offer, if any United States federal or state court or foreign Governmental Entity of competent jurisdiction shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable;

(e) by Parent at any time prior to the purchase of Company Shares by Acquisition Sub pursuant to the Offer, if (i) the Company Board shall have made an Adverse Recommendation Change, (ii) the Company shall have failed to include the Company Board Recommendation in the Schedule 14D-9 or to permit Parent to include the Company Board Recommendation in the Offer Documents, (iii) the Company Board or any committee thereof shall have approved or recommended that the Company stockholders approve any Takeover Proposal, (iv) the Company shall have entered into any letter of intent or other contract accepting any Takeover Proposal, or (v) a tender or exchange offer relating to Company Shares shall have been commenced by a Person unaffiliated with Parent, and the Company shall not have made within ten business days after such tender or exchange offer is first published sent or given, pursuant to Rule 14e-2 promulgated under the Exchange Act, a statement disclosing that the Company Board recommends rejection of such tender or exchange offer;

(f) by the Company, if prior to the acceptance for payment of the Company Shares under the Offer, (i) the Company Board shall have made an Adverse Recommendation Change with respect to a Superior Proposal in compliance with Section 5.2 and (ii) the Company shall have paid to Parent the Termination Fee described in Section 7.3;

(g) by Parent at any time prior to the purchase by Acquisition Sub of Company Shares pursuant to the Offer if (i) any representation or warranty of the Company contained in Section 3 shall have been inaccurate such that the Offer Condition contained in clause “(a)” of Annex I is not capable of being satisfied, (ii) Parent shall have delivered to the Company written notice of the inaccuracy in such representation or warranty of the Company, and (iii) if such inaccuracy is capable of being cured, at least 20 days shall have elapsed since the date of delivery of such written notice to the Company and such inaccuracy shall not have been cured such that the condition in clause “(a)” of Annex I would be satisfied;

(h) by the Company at any time prior to the purchase by Acquisition Sub of Company Shares pursuant to the Offer if (i) any material representation or warranty of Parent contained in Section 4 shall have been inaccurate as of the date of this Agreement, (ii) the Company shall have delivered to Parent written notice of the inaccuracy in such representation or warranty of Parent, and (iii) if such inaccuracy is capable of being cured, at least 20 days shall have elapsed since the date of delivery of such written notice to Parent and such inaccuracy shall not have been cured in all material respects;

(i) by Parent at any time prior to the purchase by Acquisition Sub of Company Shares pursuant to the Offer if (i) any material covenant of the Company contained in this Agreement shall have been breached such that the Offer Condition contained in clause “(b)” of Annex I would not be satisfied, (ii) Parent shall have delivered to the Company written notice of the breach of such covenant of the Company, and (iii) if such breach is capable of being cured, at least 20 days shall have elapsed since the date of delivery of such written notice to the Company and such breach shall not have been cured such that the condition in clause “(b)” of Annex I would be satisfied;

(j) by the Company at any time prior to the purchase by Acquisition Sub of Company Shares pursuant to the Offer if (i) any material covenant of Parent contained in this Agreement shall have been breached, (ii) the Company shall have delivered to Parent written notice of the breach in such covenant of the Parent, and (iii) if such breach is capable of being cured, at least 20 days shall have elapsed since the date of delivery of such written notice to Parent and such breach shall not have been cured in all material respects.

7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 7.2, Section 7.3 and Section 8 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability for any intentional or willful breach of any representation, warranty or covenant contained in this Agreement.

7.3 Termination Fee. If this Agreement is terminated pursuant to Section 7.1(f), then the Company shall pay to Parent (by wire transfer of immediately available funds), a fee in an amount equal to $77,000,000 (the “Termination Fee”) as provided in Section 7.1(f). If this Agreement is terminated pursuant to Section 7.1(e), the Company shall pay Parent the Termination Fee within two business days after the occurrence of such termination. If this Agreement is terminated pursuant to Section 7.1(c), and (i) prior to such termination a Takeover Proposal shall have been publicly disclosed and not publicly withdrawn and (ii) within 12 months following such termination any Company Acquisition is consummated or the Company enters into a contract providing for any Company Acquisition, then the Company shall pay to Parent the Termination Fee upon the consummation of such Company Acquisition (whether or not such consummation occurs during such 12 month period). As used in this Section 7.3, “Company Acquisition” and “Takeover Proposal” shall mean a Takeover Proposal as defined in Section 5.2(b) (provided that for purposes of these definitions, each reference to “20%” or “10%” in such definition shall be deemed to be a reference to “40%”). If the Company fails to pay the Termination Fee in accordance with this section, and in order to obtain such payment, Parent makes a claim that results in a judgment for such amount, the Company shall pay to Parent its reasonable attorneys fees and related expenses incurred in such claim, together with interest on the Termination Fee at the prime rate of Bank of America, N.A., in effect on the date such payment was required under this section. Payment of the Termination Fee shall not be in lieu of damages incurred in the event of an intentional or willful breach of this Agreement.

SECTION 8. MISCELLANEOUS PROVISIONS

8.1 Amendment. Subject to Section 1.5, this Agreement may be amended with the approval of the respective Boards of Directors of the Company and Parent at any time prior to the Effective Time; provided, however, that after any approval of the Merger by the Company’s stockholders, no amendment shall be made which by Law requires further approval of the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.2 Waiver.

(a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the closing of the Offer.

8.4 Entire Agreement; Counterparts. This Agreement, the other agreements referred to herein and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

8.5 Applicable Law; Jurisdiction. This agreement is made under, and shall be construed and enforced in accordance with, the Laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of Law. In any action among or between any of the parties arising out of or relating to this Agreement, each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware.

8.6 Attorneys’ Fees. In any action at Law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

8.7 Payment of Expenses. Whether or not Company Shares are purchased pursuant to the Offer and whether or not the Merger is consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby.

8.8 Assignability; Third Party Beneficiaries. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective successors and assigns. Except as set forth in Section 5.10 with respect to the Indemnified Parties, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the parties hereto, any right, benefit or remedy of any nature.

8.9 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to Parent or Acquisition Sub:

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, CA 95134-1706

Attention: General Counsel

Facsimile No.: (408) 525-4757

with a copy to:

Fenwick & West LLP

555 California Street

San Francisco, CA 94104

Attention:	Douglas N. Cogen, Esq.
Andrew Y. Luh, Esq.
Craig A. Menden, Esq.

Facsimile No.: (415) 281-1350

if to the Company:

WebEx Communications, Inc.

3979 Freedom Circle

Santa Clara, CA 95054

Attention: General Counsel

Facsimile No.: (408) 496-4353

with a copy to:

Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, CA 94304

Attention:	Jorge A. del Calvo, Esq.
Allison Leopold Tilley, Esq.
Justin D. Hovey, Esq.

Facsimile No.: (650) 233-4545

8.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

8.11 Obligation of Parent. Parent shall ensure that each of Acquisition Sub and the Surviving Corporation duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of Acquisition Sub and the Surviving Corporation under this Agreement, and Parent shall be jointly and severally liable with Acquisition Sub and the Surviving Corporation for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

8.12 Construction

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement.

(e) In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Shares occurring after the date of this Agreement, all references in this Agreement to specified numbers of shares, and all calculations provided for that are based upon numbers of shares (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

The Company, Parent and Acquisition Sub have caused this Agreement to be executed as of the date first written above.

CISCO SYSTEMS, INC.

By:	/s/ Ned Hooper
Name:	Ned Hooper
Title:	Vice President, Corporate Development

WONDER ACQUISITION CORP.

By:	/s/ Ned Hooper
Name:	Ned Hooper
Title:	President

WEBEX COMMUNICATIONS, INC.

By:	/s/ Subrah S. Iyar
Name:	Subrah S. Iyar
Title:	CEO

ANNEX I

CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, Acquisition Sub shall not be obligated to accept for payment, and (subject to the rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) shall not be obligated to pay for, any Company Shares tendered pursuant to the Offer unless, prior to the expiration of the Offer (as extended, if required or permitted pursuant to Section 1.1):

(1) there shall have been validly tendered and not validly withdrawn Company Shares that, considered together with all other Company Shares (if any) beneficially owned by Parent and its Affiliates, represent a majority of the total number of Company Shares outstanding at the time of the expiration of the Offer (determined on a fully diluted basis but disregarding any unvested stock options and other unvested rights to acquire Company Shares that will not have vested at any time prior to the End Date (assuming that all applicable vesting conditions are satisfied and after giving effect to any acceleration of vesting that may occur as a result of the Offer)); and

(2) any statutory waiting period (and any extension thereof) under the HSR Act applicable to the purchase of Company Shares pursuant to the Offer shall have expired or otherwise been terminated and any approvals under the antitrust, competition or merger control laws of Germany and Austria (or in lieu thereof under the European Community Merger Regulation) applicable to the purchase of Company Shares pursuant to the Offer shall have been obtained, in each case without any condition or requirement calling for any Divestiture.

(The condition set forth in clause “(1)” above is referred to as the “Minimum Condition.”) Furthermore, Acquisition Sub shall not be required to accept for payment, and (subject to the rules and regulations of the SEC) shall not be obligated to pay for, any Company Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) if, upon the expiration of the Offer (as extended, if required or permitted pursuant to Section 1.1) and before acceptance of such Company Shares for payment, any of the following conditions exists and is continuing and, with respect to (c) and (d) below, has not resulted directly or indirectly from the breach by Parent or Acquisition Sub of any of its obligations under the Agreement;

(a)(1) any representation or warranty of the Company set forth in Section 3 of the Agreement (other than the Specified Capitalization Representations and Section 3.4(a)) shall have been inaccurate in any material respect as of the date of the Agreement or as of the date of the expiration of the Offer (other than any such representation or warranty that is made only as of a specified date, which shall speak only as of such date) and the inaccuracy in such representation or warranty shall not have been cured in all material respects and shall have had and continue to have a Material Adverse Effect on the Company; (2) the Specified Capitalization Representations shall have been inaccurate in any material respect as of the specified date on which they were made, and such inaccuracy shall not have been cured in all material respects and individually or in the aggregate represents a deviation in the Company’s actual fully diluted capitalization in

I-1

excess of one percent of the Company’s fully diluted capitalization as of such date; or (3) any representation or warranty of the Company set forth in Section 3.4(a) shall have been inaccurate in any material respect as of the date of the Agreement or as of the date of the expiration of the Offer (other than any such representation or warranty that is made only as of a specified date, which shall speak only as of such date) and the inaccuracy in such representation or warranty shall not have been cured in all material respects;

(b) the Company shall have breached in any material respect the material covenants of the Company contained in the Agreement and the breach shall not have been cured in all material respects;

(c) any injunction shall have been issued and be in effect, by any United States federal or state court or foreign Governmental Entity of competent jurisdiction which prohibits, restrains or enjoins the consummation of the Offer or the Merger;

(d) any suit, action or proceeding shall have been commenced and be pending by any United States federal or state or foreign Governmental Entity of competent jurisdiction wherein an unfavorable injunction, judgment, order, decree or ruling would (1) prohibit, restrain or enjoin the consummation of the Offer or the Merger or (2) result in any Divestiture; or

(e) the Agreement shall have been validly terminated by Parent, Acquisition Sub or the Company in accordance with Section 7 of the Agreement.

The one percent threshold established by the parties with respect to the Company’s capitalization in clause (a)(2) hereof shall not, in and of itself, constitute an economic benchmark for determining whether any Change shall be deemed to be material in relation to the Company and shall not, in and of itself, be deemed to constitute a Material Adverse Effect on the Company.

I-2

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including Annex I and this Exhibit A):

Affiliate. A Person shall be deemed to be an “Affiliate” of another Person if such Person controls, is controlled by or is under common control with such other Person.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, together with Annex I and this Exhibit A, as such Agreement and Plan of Merger (including Annex I and this Exhibit A) may be amended from time to time.

Benefit Agreement. “Benefit Agreement” shall mean any (1) employment, deferred compensation, change in control, severance, termination, loan, indemnification or similar Contract between the Company or any of its subsidiaries, on the one hand, and any Company Personnel, on the other hand, (2) any Contract between the Company or any of its subsidiaries, on the one hand, and any Company Personnel, on the other hand, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company of the nature contemplated by this Agreement, (3) any trust or insurance Contract or other agreement to fund or otherwise secure payment of any compensation or benefit to be provided to any Company Personnel, or (4) any amendment of or modification to or agreement to amend or modify any of the Contracts of the type referred to in clauses (1), (2) or (3).

Benefit Plan. “Benefit Plan” shall mean any collective bargaining agreement, any material bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock appreciation, restricted stock, stock repurchase right, stock option (including the Company Stock Plans), phantom stock, stock-based compensation, performance, retirement, savings, paid time off, perquisite, vacation, severance, change in control, termination, retention, disability, death benefit, hospitalization, medical or other welfare benefit or other similar plan, program, arrangement or agreement (whether oral or written, formal or informal, funded or unfunded and whether or not legally binding or subject to the Laws of the United States) sponsored, maintained, contributed to, or required to be maintained or contributed to, by a Commonly Controlled Entity, in each case existing as of the date of this Agreement and providing compensation or benefits to any Company Personnel, but not including any Benefit Agreements.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended.

Commonly Controlled Entity. “Commonly Controlled Entity” shall mean the Company, any of its subsidiaries or any other person that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or with respect to which the Company is otherwise jointly or severally liable under applicable Law.

Company Board Recommendation. “Company Board Recommendation” shall mean recommending that the Company’s stockholders accept the Offer, tender their Company Shares pursuant to the Offer and, if required by applicable Law, adopt this Agreement.

Company Balance Sheet. “Company Balance Sheet” shall mean the consolidated balance sheet of the Company included in the most recent Filed SEC Document containing a such a balance sheet.

Company Balance Sheet Date. “Company Balance Sheet Date” shall mean the date of the Company Balance Sheet.

Company Shares. “Company Shares” shall mean shares of common stock, $0.001 par value per share, of the Company.

Continuing Director. “Continuing Director” shall mean any member of the Company Board, while such person is a member of the Company Board, who is not an Affiliate or representative of Parent or Acquisition Sub and was a member of the Company Board prior to the date of the Agreement, and any successor of a Continuing Director while such successor is a member of the Company Board, who is not an Affiliate or representative of the Parent or Acquisition Sub and is recommended or elected to succeed such Continuing Director by a majority of Continuing Directors.

Divestiture. “Divestiture” shall mean (1) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or the Company or any of their respective Affiliates, (2) the imposition of any limitation or restriction on the ability of Parent or any of its Affiliates to freely conduct their business or the business of the Company or its Affiliates or own such assets, or (3) the holding separate of Company Shares or any limitation or regulation on the ability of Parent or any of its Affiliates to exercise full rights of ownership of Company Shares.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity (including any Governmental Entity).

Environmental Claims. “Environmental Claims” shall mean any and all administrative, regulatory or judicial actions, suits, Judgments, demands, directives, claims, Liens, investigations, proceedings or written or oral notices of noncompliance or violation by or from any person alleging liability of any kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resource damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (1) the presence or Release of, or exposure to, any Hazardous Material at any location or (2) the failure to comply with any Environmental Law.

Environmental Law. “Environmental Law” shall mean any Law, Judgment, legally binding agreement or Permit issued, promulgated or entered into by or with any Governmental

Entity relating to pollution, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), natural resources or human health and safety.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Hazardous Materials. “Hazardous Materials” shall mean any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, toxic substances and any other chemical, material, substance or waste that is prohibited, limited or regulated under any Environmental Law.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Intellectual Property. “Intellectual Property” shall mean Software, trademarks, service marks, brand names, certification marks, trade dress, assumed names, domain names, trade names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, and common law rights in the foregoing, including any extension, modification or renewal of any such registration or application; industrial designs and any registrations and applications therefore, inventions, discoveries and ideas, whether patentable or not in any jurisdiction; patents, applications for patents (including reissues, extensions, divisions, provisionals, continuations, continuations in-part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; non-public information, trade secrets, know-how, formulae, algorithms, processes, procedures, specifications, research records, records of invention, invention disclosures, test information, market surveys, customer lists and supplier lists and confidential information, whether patentable or not in any jurisdiction and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not in any jurisdiction, copyright registrations and applications therefore and all other rights corresponding thereto and any renewals or extensions thereof; all databases and data collections and all rights therein; all moral and economic rights of authors and inventors, however denominated; any similar intellectual property or proprietary rights; and any claims or causes of action (pending, threatened or which could be filed) arising out of any infringement or misappropriation of any of the foregoing.

Knowledge. As it relates to the Company, “knowledge” shall mean, with respect to any matter in question, the actual knowledge of the following officers of the Company, after reasonable inquiry of such officer’s direct reports: Chief Executive Officer; Chief Financial Officer; Chief Marketing Officer; President, Sales and Service; President, Products and Operations; Vice President, Finance and Principal Accounting Officer; Vice President, Human Resources; Vice President, Technology Innovations; and General Counsel (provided, however, that the inclusion of the General Counsel in this definition shall not be deemed a waiver or serve to compel the waiver of any attorney-client, work product or other similar privilege with respect to any dispute, claim or other matter related to or arising out of this Agreement).

Made Available. With respect to any statement in this Agreement or the Company Letter to the effect that any information, document or other material has been “made available”

or “delivered” to Parent or its representatives, that such information, document or material was: (A) made available for review by Parent or its representatives in the virtual data room set up by the Company in connection with this Agreement; or (B) actually delivered (whether by physical or electronic delivery) to Parent or its representatives.

Material Adverse Effect. An event, violation, change, failure, inaccuracy, circumstance or other matter (each a “Change”) will be deemed to have a “Material Adverse Effect” on the Company if such Change, individually or taken together with all other Changes, has or would reasonably be expected to have a material adverse effect on the assets (including intangible assets), business, operations, results of operations or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole; provided, however, that: (A) any adverse effect that results from general economic, business or industry conditions to the extent that it does not disproportionately affect the Company and its subsidiaries shall be disregarded in determining whether there has been or would be a “Material Adverse Effect” on the Company; (B) any adverse effect that results from the taking of any action required by the Agreement or from the announcement or pendency of the Offer, the Merger or any of the other transactions contemplated by the Agreement shall be disregarded in determining whether there has been or would be a “Material Adverse Effect” on the Company; (C) changes in law or in GAAP after the date of this Agreement shall be disregarded in determining whether there has been or would be a “Material Adverse Effect” on the Company; (D) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement to the extent that they do not disproportionately affect the Company and its subsidiaries shall be disregarded in determining whether there has been or would be a “Material Adverse Effect” on the Company; (E) earthquakes, hurricanes, tornados or other natural disasters to the extent that they do not disproportionately affect the Company and its subsidiaries shall be disregarded in determining whether there has been or would be a “Material Adverse Effect” on the Company; (F) any suit, claim, action or proceeding, whether commenced or threatened, which asserts allegations of a breach of fiduciary duty relating to this Agreement or violations of securities Laws in connection with the Schedule 14D-9 or the Offer Documents shall be disregarded in determining whether there has been or would be a “Material Adverse Effect” on the Company; and (G) a decline in the Company’s stock price, change in trading volume or any failure to meet publicly announced revenue or earnings projections or internal projections, shall not, in and of itself, constitute a “Material Adverse Effect” on the Company and shall be disregarded in determining whether there has been or would be a “Material Adverse Effect” on the Company (provided that such exclusion shall not apply to any underlying Change that may have caused such decline, change or failure).

Open Source Materials. “Open Source Materials” shall mean all software or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

Option Exchange Ratio. “Option Exchange Ratio” shall mean a fraction, the numerator of which is the Merger Consideration and the denominator of which is the average closing price per share of Parent Common Stock on the Nasdaq Global Select Market on the five trading days immediately preceding the date on which the Effective Time occurs.

Person. “Person” shall mean any individual or Entity.

Release. “Release” shall mean any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment or within any building, structure, facility or fixture.

Representatives. “Representatives” of the Company and the Subsidiaries means each of the Company’s and the Subsidiaries’ respective directors, officers, attorneys or financial advisors, or any of their respective other employees, other representatives or other advisors who have the authority to act on behalf of the Company or its Subsidiaries regarding any Takeover Proposal.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Software. “Software” shall mean all types of computer software programs, including operating systems, application programs, software tools, firmware and software imbedded in equipment, including both object code and source code; the term “Software” shall also include all written or electronic data, documentation, and materials that explain the structure or use of Software or that were used in the development of Software or are used in the operation of the Software including logic diagrams, flow charts, procedural diagrams, error reports, manuals and training materials, look-up tables and databases.

Specified Capitalization Representations. “Specified Capitalization Representations” shall mean any of the representations and warranties contained in: (i) the first four sentences of, and the sixth and seventh sentences of, Section 3.3(a); (ii) Section 3.3(b); and (iii) the first three sentences of Section 3.3(c).

Subsidiary. “Subsidiary” or “subsidiary” of any Person shall mean any other Person (i) more than 50% of whose outstanding shares or securities representing the right to vote for the election of directors or other managing authority of such other Person are, now or hereafter, owned or controlled, directly or indirectly, by such first Person, but such other Person shall be deemed to be a Subsidiary only so long as such ownership or control exists, or (ii) which does not have outstanding shares or securities with such right to vote, as may be the case in a partnership, joint venture or unincorporated association, but more than 50% of whose ownership interest representing the right to make the decisions for such other Person is, now or hereafter, owned or controlled, directly or indirectly, by such first Person, but such other Person shall be deemed to be a Subsidiary only so long as such ownership or control exists.

EXHIBIT B

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SURVIVING CORPORATION

ARTICLE I

The name of the corporation (hereinafter called the “Corporation”) is WebEx Communications, Inc.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, 19808. The name of the registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

The total number of shares of all classes of stock that the Corporation shall have authority to issue is 1,000 shares of Common Stock having the par value of $0.001 per share.

ARTICLE V

The number of directors of the Corporation shall be fixed from time to time by the Board of Directors of the Corporation.

ARTICLE VI

In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE VII

Unless and except to the extent that the Bylaws of the Corporation so require, the election of directors of the Corporation need not be by written ballot.

B-1

ARTICLE VIII

To the fullest extent from time to time permitted by law, no director of the Corporation shall be personally liable to any extent to the Corporation or its stockholders for monetary damages for breach of his fiduciary duty as a director.

ARTICLE IX

A. Limitation on Liability. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability which, by express provision of the General Corporation Law of Delaware as in effect from time to time, cannot be eliminated. If the Delaware General Corporation Law hereafter is amended to further eliminate or limit the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law.

B. Indemnification. Each person who is or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in the second paragraph hereof, the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this section shall be a contract right and shall include the right to be paid by the corporation for any expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on

B-2

behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this section or otherwise. The corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the corporation with the same scope and effect as the foregoing indemnification of directors and officers. If a claim under the first paragraph of this section is not paid in full by the corporation within thirty (30) days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Amended and Restated Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

C. Insurance. The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

D. Repeal and Modification. Any repeal or modification of the foregoing provisions of this Article X shall not adversely affect any right or protection of any director, officer, employee or agent of the corporation existing at the time of such repeal or modification.

B-3